06048362

PROCESSED
OCT 17 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 05 2006
WASH. D.C. 100 SECTION

THE ESTĒE LAUDER COMPANIES INC
2006 ANNUAL REPORT

CONTENTS

THE ESTĒE LAUDER COMPANIES INC.

The Estée Lauder Companies Inc. is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. The Company's products are sold in over 130 countries and territories under well-recognized brand names, including Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series Skincare for Men, Origins, Tommy Hilfiger, M·A·C, Kiton, Bobbi Brown, La Mer, Donna Karan, Aveda, Jo Malone, Bumble and bumble, Michael Kors, Darphin, Rodan + Fields, Donald Trump The Fragrance, American Beauty, Flirt!, Good Skin, Grassroots, Sean John Fragrances, Missoni and Daisy Fuentes.



THE AMERICAS—The Company was founded by Estée Lauder in 1946 in New York City. In fiscal 2006, the Americas region represented 53% of net sales and 42% of operating income.



EUROPE, THE MIDDLE EAST & AFRICA—Our first international door opened in 1960 in London. In fiscal 2006, Europe, the Middle East & Africa represented 33% of net sales and 47% of operating income. This region includes results from our Travel Retail business.



ASIA/PACIFIC—We established a presence in Hong Kong in 1961. In fiscal 2006, the Asia/Pacific region represented 14% of net sales and 11% of operating income.


LAB SERIES
SKINCARE FOR MEN
MAXIMUM COMFORT SHAVE CREAM
Crème à Raser Confort
fragrance free/sans parfum
SHAVE
100 ml e
RODAN + FIELDS
REVERSE
regimen for brown spots, fine lines, photo-aging
Dermatologist developed MULTI-MED Therapy that works.
Four step regimen reverses damage from photo-aging. Fades brown spots and uneven pigment for a brighter complexion. Diminishes fine dry lines and wrinkles. Decreases the look of pores and improves tone and texture.
Stanford-trained dermatologists Dr. Katie Rodan and Dr. Kathy Fields developed
rodanandfields.com
DKNY
Red Delicious
DARPHIN
PARIS
PRÉDERMINE
Sérum correcteur de rides
Wrinkle corrective serum
d'arômes et de plantes
CLINIQUE
dramatically different moisturizing lotion
BOBBI BROWN
CLINIQUE
clarifying lotion 2
13.5 FL.OZ./400 ml e
CLINIQUE
liquid facial soap mild
DRY COMBINATION
6.7 FL.OZ./200 ml e
Flawless Skin
SPF 15

PORTFOLIO OF BRANDS


AVEDA
AVEDA
THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES
shampure™
SHAMPOO
SHAMPOOING
above and beyond shampoo with morikue™ protein
au-dessus et au-delà du shampo à la protéine morikue™
8.5 fl oz/oz liq/250
Dr. Andrew
WEIL for Origins™
Nite-trition™
Restful Sleep Supplement
To help restore skin's vitality overnight*
1 fl.oz./oz.liq./30ml
tommy girl
cologne
CRÈME DE LA MER
LA MER
MOISTURIZING CREAM
crème régénération intense

ESTĒE LAUDER

Introduced in 1946. Sold in more than 130 countries and territories. Technologically advanced and high-performance products with a reputation for innovation, sophistication and superior quality. Select products: Resilience Lift Extreme, Perfectionist [CP+] Correcting Serum for Lines/Wrinkles/Age Spots, Idealist Skin Refinisher, Advanced Night Repair, Future Perfect Anti-Wrinkle Radiance Crème, Re-Nutriv Revitalizing Comfort Crème, Pure Color Long Lasting Lipstick, Lash XL Maximum Lengthening Mascara, Double Wear Stay-in-Place Makeup, Estée Lauder *pleasures*, Pure White Linen and Beautiful.

ARAMIS

Introduced in 1964. Sold in more than 120 countries and territories. A pioneer in the marketing of prestige men's fragrance, grooming and skin care products. Select products: Aramis Classic, Aramis Life, inspired by tennis legend Andre Agassi, and Aramis Always, inspired by the real life love story of tennis legends Andre Agassi and Stefanie Graf.

CLINIQUE

Introduced in 1968. Sold in more than 130 countries and territories. A leading skin care and makeup authority, Clinique develops allergy-tested, fragrance-free products based on the research of guiding dermatologists. Select products: 3-Step Skin Care System, Perfectly Real Makeup, Colour Surge Butter Shine Lipstick, Repairwear Intensive Night Cream and Lotion, Superdefense Triple Action Moisturizer SPF 25, Moisture Surge, Turnaround Concentrate, High Impact Mascara, Super City Block Oil-Free Daily Face Protector SPF 40, Clinique Happy and Skin Supplies for Men.

PRESCRIPTIVES

Introduced in 1979. Sold in four countries. Prescriptives' signature services include Colorprinting and the ultra-personalized artistry of Custom Blend Makeup. Prescriptives focuses on delivering flawless-looking skin for all skins with exact match foundations, Doctor Designed Skincare and customizable color cosmetics. Select products: Flawless Skin Total Protection Makeup, Super Line Preventor+, Virtual Skin Super Natural Finish Makeup, Anti-AGE Advanced Protection Lotion SPF 25, ★magic by Prescriptives Liquid Powder and Beyond Long Mascara.

LAB SERIES SKINCARE FOR MEN

Established in 1987 by Aramis Inc. Sold in more than 55 countries and territories. Developed by the Lab Series Research Center, Lab Series Skincare for Men is a world leader in men's grooming. Lab Series Skincare for Men offers high-tech, high-performance skin care, hair care and shaving solutions. Select products: Instant Moisture Gel, Instant Moisture Eye Gel and Instant Moisture Lip Balm.

ORIGINS

Introduced in 1990. Sold in more than 25 countries and territories. The Origins mission is to promote beauty and wellness through multi-sensory products and feel-good experiences. Origins celebrates the connection between Mother Nature and human nature. Select products: Peace of Mind On-the-spot relief, Dr. Andrew Weil for Origins Plantidote Mega-Mushroom Serum, Dr. Andrew Weil for Origins Plantidote Mega-Mushroom Supplement, Modern Friction Nature's gentle dermabrasion, A Perfect World White tea skin guardian, Ginger Soufflé Whipped body cream and Flower Fusion Hydrating lip color with flower extracts.

TOMMY HILFIGER TOILETRIES

Exclusive global license agreement signed in 1993. Sold in more than 120 countries and territories. Tommy Hilfiger Toiletries produces fragrances and body products that reflect the All-American lifestyle themes of designer Tommy Hilfiger. Select products: tommy, tommy girl, tommy summer, tommy girl summer and True Star fragrances.

M·A·C

Majority interest acquired in 1994; acquisition completed in 1998. Sold in more than 50 countries and territories. A broad line of color cosmetics, makeup tools, skin care, foundations, fragrances and accessories targeting professional makeup artists and fashion-forward consumers. M·A·C: All races, All sexes, All ages. Select products: Fluidline eyeliner, Studio Moisture Fix, M·A·C Lipstick in six formulas, Lipglass, Lustreglass and Turquatic fragrance.

KITON

Exclusive global license agreement signed in 1995. Sold in more than 10 countries and territories. Kiton is a fragrance that is the very essence of fashion: elegance and style, discreet masculinity and of the highest quality pedigree. Select products: Kiton Eau de Toilette, After Shave, After Shave Balm, Deodorant Stick and Shower Gel.

BOBBI BROWN

Acquired in 1995. Sold in more than 30 countries and territories. A professional beauty line developed by celebrated makeup artist Bobbi Brown, encompassing color cosmetics, skin care, professional makeup brushes and tools, accessories and fragrance. Select products: Foundation Stick, Creamy Concealer, Lip Color, Lip Gloss, Shimmer Brick Compact, Pot Rouge for Lips and Cheeks, Extra line of skin care, Long-Wear Gel Eyeliner, Bobbi Brown *beach* fragrance and related products.

LA MER

Acquired in 1995. Sold in more than 40 countries and territories. La Mer is a premier luxury skin care brand. Its predominant product, Crème de la Mer, was developed by aerospace physicist Dr. Max Huber over four decades ago and continues to be one of the most coveted skin care treatments in the world. Today, La Mer's comprehensive collection includes Crème de la Mer, The Eye Balm, The Lifting Face Serum, The Concentrate and The Essence.

DONNA KARAN COSMETICS

Exclusive global license agreement signed in 1997. Sold in more than 120 countries and territories. Luxury fragrance, bath and body collections that reflect the quality, style and innovation identified with designer Donna Karan. Select products: Black Cashmere Donna Karan, Donna Karan Cashmere Mist, DKNY The Fragrance for Women, DKNY The Fragrance for Men, DKNY Be Delicious Women and Men, DKNY Red Delicious Women and Men.

AVEDA

Acquired in 1997. Sold in more than 20 countries and territories. Premium professional and consumer hair care, including styling, professional hair color, skin, body and spa, aroma, makeup and lifestyle products based on the art and science of pure flower and plant essences that fulfill the brand's mission of environmental responsibility. Select products: Pure Abundance Hair Potion, Shampure Soy Wax Candle, Color Conserve pHinish, Caribbean Therapy Body Scrub, Caribbean Therapy Soy Wax Candle and Damage Remedy Restructuring Shampoo, Conditioner and Intensive Restructuring Treatment.


FLIRT!
Bumble and bumble
Bb.
creme DE Coco
SHAMPOO
shampooing
8 FL OZ /OZ LIQ /250 ml e
grassroots™ SCENT
happily ever after™
WITH ESSENTIAL OILS OF FLORENTINE ORANGE, JASMINE & SPEARMINT
Jo Malone
London
Lime Basil & Mandarin
Scented Candle
Bougie Parfumée
MICHAEL KORS
DONALD TRUMP THE FRAGRANCE
DAISY FUE

PORTFOLIO OF BRANDS


aramis
EAU DE TOILETTE
8.1 FL. OZ./OZ. LIQ./240
MEN
Kiton
EAU DE TOILETTE
AMERICAN BEAUTY wonderful
specialized care:
dull or aging skin
step 1 all bright
2 step facial peel pads
•citric peel uncovers fresh new skin
•diminishes the appearance of aging
•reveals brighter, more radiant skin
good skin
specialized care:
dull or aging skin
step 2 all bright
2 step facial peel pads
•neutralizes resurfacing action
•soothes skin with aloe
•nourishes and moisturizes
Sean John

JO MALONE

Acquired in 1999. Sold in nine countries. The British fragrance house Jo Malone offers an iconic lifestyle collection for the bath, body and home. Jo Malone's refined and unexpected scents and signature cream and black packaging appeal to discerning women and men around the world. Select products: Pomegranate Noir Cologne, Body Crème and Bath Oil, Nectarine Blossom & Honey Cologne and the Lime Basil & Mandarin Home Candle.

BUMBLE AND BUMBLE

Majority interest acquired in 2000. Sold in more than 15 countries and territories. A New York-based hair care and education company with two salons that creates quality hair care products distributed through other top-tier salons and prestige retailers. Select products include shampoos, conditioners and a wide range of hair styling products: Gentle Shampoo, Super Rich Conditioner, Creme de Coco Shampoo and Conditioner, Thickening Spray, Styling and Tonic Lotions, Sumo Tech moulding compound, Grooming Creme, Surf Spray, aerosol Bb. Shine Spray and Hair Powders that come in five custom colors. Bb. Treatment, which addresses four distinct conditions (Damage, Dehydration, Density and Scalp Rebalancing), includes hair cleansers, conditioning cremes, complexes and masques.

MICHAEL KORS BEAUTY

Exclusive global license agreement signed and certain assets acquired in 2003. Sold in more than 20 countries and territories. The designer's signature scent, Michael Kors, is a modern interpretation of classic Tuberose. Island Michael Kors is a rich, humid floral that captures Michael's relaxed, carefree island attitude imbued with the luxury of the Michael Kors aesthetic. Select products: Michael Kors Glimmer Body Creme and Leg Shine; Michael Kors for Men Eau de Toilette Spray and After Shave Balm; Island Michael Kors Waterfall Body Lotion and Ocean Bath Soak.

DARPHIN

Acquired in 2003. Sold in more than 55 countries and territories. A well-established Paris-based brand offering prestige skin care, makeup and spa-inspired body products created from the finest plant extracts and botanical aromas. Select products: Rose Aromatic Care, Stimulskin Plus Eye Contour Cream, Predermine Wrinkle Corrective Serum, Hydrating Kiwi Mask and Denblan whitening toothpaste.

RODAN + FIELDS

Acquired in 2003. Sold in the United States. Available in select retail locations and on the Internet. Rodan + Fields skin care was launched by Stanford University-trained dermatologists Katie Rodan, M.D., and Kathy Fields, M.D. The brand offers solutions for specific skin problems, targeting them with individually packaged, dedicated regimens trademarked as Multi-Med Therapy. Each product line merges effective over-the-counter medicines with soothing botanicals to offer proven results. Select lines: Unblemish, Reverse, Soothe, Essentials and Anti-Age.

DONALD TRUMP

Introduced in 2004. Sold in the United States, Canada, Australia and Russia. Donald Trump The Fragrance is an uncompromising scent that embodies the confidence, success and character of Donald J. Trump, the definition of the American success story. The fragrance fuses cool, streamlined modernity with a passion for opulence and luxury.

AMERICAN BEAUTY

Introduced in 2004. American Beauty is a cosmetics and skin care line that celebrates the beauty of American style. American Beauty is available exclusively at Kohl's Department Stores nationwide and online at kohls.com. Select products: Wonderful Perfume Spray, Beauty Boost Overnight Radiance Cream and Luxury for Lips Moisture Rich Lipcolor.

FLIRT!

Introduced in 2004. FLIRT! is a makeup line with more than 250 shades housed in innovative, color-matched packaging for easy shade selection. FLIRT! is available exclusively at Kohl's Department Stores nationwide and online at kohls.com. Select products: I'm Whipped Eyeshadow Mousse, Squeeze Me Super Shiny Lip Gloss, Big Flirt Thickening Mascara and Rollerblush Portable Blush Papers.

GOOD SKIN

Introduced in 2004. Good Skin is a skin care line with proven ingredients and advanced formulations created with the expertise of a dermatologist. Good Skin is available exclusively at Kohl's Department Stores nationwide and online at kohls.com. Select products: All Bright 2 Step Facial Peel Pads, MicroCrystal Skin Refinisher and All Calm Moisture Cream.

GRASSROOTS

Introduced in 2005. Grassroots offers a range of wholesome, naturally-sourced products that deliver extraordinary results to help care for you and your family. The line's seven categories include face, body, hair, post-pregnancy, babies, kids and pets. Custom-blended from pure essential oils, Grassroots formulas do not contain animal ingredients, artificial colors or fragrances. Grassroots is available exclusively at Kohl's Department Stores nationwide and online at kohls.com. Select products: Happily Ever After Scent, Happily Ever After Moisture Cream SPF, Liquid Alarm Clock Invigorating Shower Gel, Nourish and Flourish Nutrient-Enriched Body Lotion, Time To Shine Nourishing Shampoo, Firm Return Post Pregnancy Firming Body Lotion and Bundle of Joy Tear-Free Baby Shampoo & Body Wash.

SEAN JOHN FRAGRANCES

Exclusive global license agreement signed in 2005. Sold in North America, the Caribbean, United Kingdom and select Travel Retail locations. Unforgivable is a premium luxury fragrance that catapulted to immediate success in the U.S. Along with its bath and body collection, Unforgivable reflects the impeccable taste, sophistication, style and belief that "life without passion is Unforgivable," as epitomized by multi-media mogul Sean "Diddy" Combs. Select products: Unforgivable 2.5 oz., Unforgivable 4.2 oz., ancillary products including Shower Gel, Deodorant Stick, Aftershave Balm and Pour.

MISSONI PROFUMI

Exclusive global licensing agreement with Missoni signed in 2005. Sold in North America, Australia, Italy and United Kingdom. Missoni, the Milan-based fashion house, is celebrated for its vibrant knitwear and engaging graphic designs. After more than 50 years in the fashion business, the Italian knitwear company launched Missoni, an Italian fragrance for women, in Spring 2006. The fragrance is an irresistible weave of luscious fruits, exuberant florals and tantalizing Gianduia chocolate. Select products: Eau de Parfum, Parfum, Body Lotion, Large Pillar Candle and Face Highlighter Compact.

DAISY FUENTES

Introduced in 2006. Daisy Fuentes launched Dianoche, her first fragrance. Dianoche holds two scents that connect in a single bottle. A warm and alluring daytime fragrance complemented by a provocative, mysterious evening scent. Dianoche is available exclusively at Kohl's Department Stores nationwide and online at kohls.com. Also available in the Dianoche collection are the Body Shimmer All-Over Moisturizing Lotion and Firming Body Cream.

CHAIRMAN'S MESSAGE

Dear Fellow Stockholders,

THE PURSUIT OF BEAUTY

Again this year I had the opportunity to travel the world meeting with our employees, retail customers and consumers, as well as witnessing new trends in beauty and style. These travels reminded me that women globally have a shared ambition — to look and feel their best.

The $37 billion prestige beauty industry is a highly desirable sector of the economy which continues to grow steadily as women and men — from teenagers to baby boomers — pursue their goal of looking good and feeling well.

Prestige beauty seekers share a desire for the latest products and the newest innovations. Whether it's the azurée color story from the Tom Ford Estée Lauder Collection or the newest scent from Jo Malone, high-end shoppers want tomorrow's best sellers today. They also expect a shopping experience as luxurious as today's prestige beauty products.



LEONARD A. LAUDER

Increasingly, the best stores around the world are romancing their top-end customers with concierge-level services. Impeccable and informed service is more critical than ever. Our beauty advisors, consultants and makeup artists are devoted to providing the critical advice, expertise and service that these sophisticated consumers expect.

Our Company motto, "Bringing the Best to Everyone We Touch," is more relevant and important today than ever. The Estée Lauder Companies has retained its leadership position in the prestige beauty industry by setting the standard for excellence and we will continue to support our consumers' beauty aspirations with high-quality beauty products.

I wholeheartedly endorse the strategy that our Chief Executive Officer, William Lauder, details in this report. This strategy, combined with our passion for excellence, is a winning combination.

Sincerely,

Leonard A. Lauder

Chairman

CHIEF EXECUTIVE'S REVIEW



WILLIAM P. LAUDER

Dear Fellow Stockholders,

CONNECTING WITH THE CONSUMER

How do the brands of The Estée Lauder Companies continue to connect with the consumer in an age when the cosmetics business has changed more in the last ten years than it did in the 50 years prior? What are the challenges we face as a company in an era when consolidation in the retail sector is the order of the day, yet we are living in an almost borderless global world?

Global expansion is pushing the frontiers of countries like China and India. Yet only a few years ago these countries were without a domestic infrastructure strong enough to invite global commerce— and now, they are rich with potential for a growing number of middle-class consumers and the companies that hope to fulfill their wishes.

As the largest prestige cosmetics company devoted solely to producing beauty products for both women and men, The Estée Lauder Companies is more equipped than most companies to understand what makes hearts and eyes go "zing" and the registers at the beauty counter continue to ring.

Increasingly, the beauty business is more about lifestyles than incomes and understanding the psychology of the consumer versus the demographics. Luxury is in—when there is a waiting list for $4,000 handbags — and 50 is the new 30 today as women realize that looking great at any age is very attainable. Even men now realize that less is more when it comes to wrinkles and lines as they, too, seek to soften the edges of time. This is the perfect setting for a prestige beauty company with a full range of fragrance, makeup, skin care and hair care products and a focus on meeting the aspirations and needs of the global consumer.

Innovation is coming of age as the beauty consumer demands more and more of the products we develop. Whether it is advanced skin protection from UVA/UVB rays, or creams that smooth and soothe and almost visibly erase the furrows in our brow, or makeup products that add brilliance and shimmer without being obvious, we are continually rising to the challenges our consumers pose. The development and research of these products brings us far into the world of biological skin research with some of the leading institutions around the world. We maintain relationships with more than 25 research institutions with which we continuously search for a more profound understanding of the skin we live in. This year, we also opened a research and development center in Shanghai to bring us closer to understanding the distinct needs and desires of the diverse Asian consumers.

Our business reflects the complexities of a fluctuating global economy and the challenges facing our industry. While consumer excitement is generally up, so are the costs of doing business. We are gratified that we are able to report another year of sales growth for our Company. Our brands have stood the test of time and continue to evolve and grow on a global basis. Our largest brands, like Estée Lauder and Clinique, can be found in more than 130 countries and territories. M·A·C continues to be our fastest-growing brand on a global basis—adding China, Russia and India during the last year.

THE ESTĒE LAUDER COMPANIES IS MORE EQUIPPED THAN MOST COMPANIES TO UNDERSTAND WHAT MAKES HEARTS AND EYES GO "ZING"...

Our goal of optimizing our brand portfolio is forcing us to look hard and long at the strengths and shortcomings not only of the brands themselves but also of the distribution channels they sell through. So, while some brands are expanding into new sales points, others are rethinking and reevaluating their growth plans. In the end, this process will speak to our heritage as brand builders and strengthen our impact at retail.

In the arena of new brands, we have launched four new lines this year to much success. Sean John's fragrance, Unforgivable, left an indelible mark in sales as it climbed first to the number-one-selling men's fragrance in U.S. department stores, then finally to the top-selling fragrance in both the men's and women's categories in U.S. department stores within the first three months on-counter. This dynamic launch, together with the addition of the new Italian designer fragrance, Missoni, helped add excitement and sales to our fragrance category. BeautyBank has added Daisy Fuentes and her new fragrance, Dianoche, to the extraordinary group of brands we have developed for Kohl's Department Stores, as well as Grassroots which offers a wide range of wholesome, naturally-sourced products to the Kohl's consumer.

Tom Ford, the award-winning designer, provided an alluring vibrancy to the Estée Lauder brand by rejuvenating the iconic Youth Dew fragrance with the launch of Youth Dew Amber Nude and reinterpreting the original Azurée fragrance as a color collection. Both launches helped drive freshness and vitality at the Estée Lauder counters.

We are learning more about our consumers who want products that deliver "emotional wellness," as well as high-tech, immediately recognizable results. The launch of Dr. Weil for Origins, which focuses on a more holistic approach to beauty, and Aveda's continuing promise to create products that also mind the environment and the world around us, have resonated globally with consumers.

INNOVATION IS COMING OF AGE AS THE BEAUTY CONSUMER DEMANDS MORE AND MORE OF THE PRODUCTS WE PRODUCE.

We connect with consumers by giving back to the world we live in — whether through Aveda's Earth Day events or the M·A·C AIDS Fund, which has raised more than $70 million since its inception in 1994. Philanthropy is as much a part of our Company culture as producing the highest quality products. In this spirit, Origins developed Project Sunshine to provide complimentary care for children with cancer through the Integrative Therapies Program for Children with Cancer at Morgan Stanley Children's Hospital of NewYork-Presbyterian. Eleven of our brands participate in the Breast Cancer Awareness campaign so that we can help fund — and find — a cure in our lifetime.

Of course, all of these accomplishments would not be possible without the enormous support, passion and commitment of our talented people. I would like to take this moment to thank our corporate leaders and all of our employees for their dedication and support, as well as our stockholders, for their continuing confidence in our abilities. I would also like to thank Leonard Lauder, our Chairman, as well as the Board of Directors, for their guidance and wisdom.

Sincerely,

William P. Lauder
President
Chief Executive Officer

OUR FIVE STRATEGIC IMPERATIVES

To remain on course in this rapidly changing environment, our Company has established five strategic imperatives. They are our roadmap to help us stay on top of trends, meet consumers' needs, create stockholder value, achieve financial goals and remain a leader in the industry.

I. OPTIMIZING BRAND PORTFOLIO

The Company has 26 distinct brands, including three of the top five prestige beauty brands in the U.S. Together they fill the desires of diverse consumers, run the gamut of price points and are sold in innovative ways.

Last year, we took a close look at the DNA of each of our brands and worked with some of the top trendsetters in fashion and beauty to learn how to modernize our iconic products without compromising brand equity. We examined what our consumers want on a global basis and challenged our management teams to focus our brand portfolio on those needs.

To concentrate on our successful makeup artist brands, M·A·C and Bobbi Brown, we divested stila. The stylish M·A·C brand, targeted to "All Races, All Sexes, All Ages," is our fastest-growing brand outside North America, as well as a runaway success in North America. We see Bobbi Brown resonating strongly with Asian consumers, and fast becoming a global powerhouse among women who connect with the brand's beauty philosophy—to look like who you are...only prettier. Many of our brands are poised to become affordable luxuries in emerging markets, while others are focusing on reaching out to an increasingly diverse ethnic population in North America, as well as internationally.

II. STRENGTHENING PRODUCT CATEGORIES

Our business today focuses on four major categories: skin care, makeup, fragrance and hair care. Our annual sales in both skin care and makeup have passed the $2 billion mark.

The consumer trend around the world is on attaining affordable luxuries, and our prestige skin care, makeup, fragrance and salon hair care help meet that need.

Our eight Research & Development facilities around the world are increasingly attuned to the nuances of global cosmetic needs in skin care, makeup and hair care—especially in Asia, where we have the new Shanghai Institute for Innovation.

Skin care was our most profitable category in fiscal 2006 as we continued to expand our leadership in anti-aging, protection and daily face care.

Makeup was the fastest-growing category for the prestige cosmetics business in fiscal 2006. We have three of the top five face products in U.S. department stores, and our brands are concentrating on building equity in the other key categories that draw traffic to counters—mascaras, eye shadows, lips and color collections.

To succeed in fragrances, where more than 200 new prestige scents flood the market each year, we're focusing on a select number of mega-launches while continuing to add freshness and modernity to our existing fragrances with rejuvenating new products.

In hair care, Aveda and Bumble and bumble continue to work with salon owners through education programs in salon management, styling and product development to help enhance the quality of the consumer salon experience.

III. STRENGTHENING AND EXPANDING GEOGRAPHIC PRESENCE

The Estée Lauder Companies is headquartered in midtown Manhattan, but our reach is truly global. Our largest brands are sold in more than 130 countries and territories; many smaller brands will follow their paths. Nearly half of our sales and profits come from outside North America, and we expect our international business to drive future growth.

Our emerging markets strategy centers on China, Russia, India and Brazil. In China, which we see as the largest opportunity, we sell eight brands, including M·A·C, Bobbi Brown, La Mer, Aramis, Donna Karan and Tommy Hilfiger. In fiscal 2006, Estée Lauder and Clinique were the fastest-growing prestige brands in China, measured by same-store sales and driven by skin care and makeup.

In Japan, Clinique enjoyed an upturn, and Aveda continues to be successful. We had robust business in Russia and the Middle East, good momentum in Korea and South Africa, and established a direct affiliate in Turkey at the end of our fiscal year. Central Europe, Latin America and Vietnam promise to be influential. We currently sell nine brands in Dubai, which is a mecca for luxury goods and a destination for vacationers on shopping sprees.

Our push into untapped regions continued in fiscal 2006. Estée Lauder entered Vietnam, M·A·C opened in India, Jordan, Indonesia and Panama, and Jo Malone expanded to Thailand and opened its first free-standing store in Australia. We are exploring several foreign opportunities for BeautyBank's brands. Our exclusive brands, Bobbi Brown and Jo Malone, are expanding in international markets with a strategically managed growth plan.

IV. DIVERSIFYING DISTRIBUTION

North American department stores, once the mainstay of our business, now account for slightly more than one-third of sales. Our Internet business rose approximately 35 percent in fiscal 2006 and is our fastest-growing channel. This year we added transactional sites in the U.K. for Estée Lauder, Clinique, M·A·C and Origins.

Internationally, the travel retail division is fast becoming one of our largest global affiliates. It's a strategic growth area for Bobbi Brown—with the Incheon Airport in Korea soon to become the brand's best-selling door in the world.

Overall, business in fiscal 2006 proved robust in our hundreds of free-standing retail locations, in many upscale salons that sell Aveda and Bumble and bumble, and in high-end specialty stores. This year, French pharmacies stocked Origins, spas offered Darphin and Korean Air sold La Mer creams inflight.

V. ACHIEVING OPERATIONAL AND COST EXCELLENCE

Each year, more than one billion lipsticks, moisturizers and mascaras roll off our assembly lines. To ensure that the global manufacturing, warehousing and distribution operation is running at 21st-century speed and efficiency, we've begun a Company-wide high-tech initiative to improve and standardize our processes around the world. As part of the initiative, we will be implementing SAP software, making it easier to track an eyeliner as it moves from the factory floor to the selling floor. The improved technology, which is scheduled to be phased in in spring 2007 at Aveda, should enable divisions to communicate more effectively and create cost savings throughout the business, from concept to creation and distribution to promotion.

We've improved our manufacturing capabilities and streamlined factories, so each is a Center of Excellence for specific categories. New supplier hubs and distribution centers are part of a modernization effort that we expect will help improve financial benchmarks.


Jo Malone
London
Pomegranate
Noir
Cologne
3.4 FL.OZ./OZ.LIQ.
100 ML e
MISSONI
DAISY FUEN
PRESCRIPTIVES CALYX

FRAGRANCE


Sean John
UNFORGIVABLE


PURE
WHITE
LINEN
ESTĒE LAUDER

A scent is never just a scent. It's an image, an aspiration, a mood, a statement... but it is also a complex business where more than 200 prestige fragrances are launched in a season. As a company with more than 100 fragrances, we are continuously exploring the pulse points of consumer preferences in scents. This year has seen success with celebrity fragrances, designer fragrances, lifestyle fragrances and destination fragrances, as well as fragrances that extend the link between fashion and color. The Estée Lauder Companies has five of the top ten best-selling women's fragrances in U. S. department stores, and we continue to look for new ways to continue our legacy as a leader in fragrance.

Two of our fragrances were among the most-talked-about launches of the year. The fusion of fashion and fragrance, along with the aspirational aspect of celebrity designers and non-traditional marketing, propelled the success of Unforgivable by Sean John to superstar status within three months of its launch. Tom Ford brought glamour, sensuality and drama to Estée Lauder with the launch of the Youth Dew Amber Nude collection.


aramis
EAU DE TOILETTE
8.1 FL. OZ./OZ. LIQ./240 ml ℮


BOBBI BROWN
beach

Updating classics was the inspiration for the launch of Pure White Linen which took the key notes from traditional White Linen and infused them with a modern touch that evoked a relaxed, casual elegance in sync with today's woman.



Estée Lauder *pleasures* and *pleasures* Exotic enjoyed new energy with the approachable modern-day sophistication of Gwyneth Paltrow. The fragrance climbed to the number-one position in U.S. department stores for women's fragrance following the holiday shopping season.

Jo Malone continues to grow its cult following as it expands its collection of luxurious lifestyle and personal fragrances. The success of Nectarine Blossom & Honey, as well as Pomegranate Noir, helped accelerate the brand's popularity from Australia to Thailand to Europe. Inspired by the allure of a scarlet-colored silk dress, the captivating Pomegranate Noir received a coveted FiFi award from the U.K. Fragrance Foundation for best new men's fragrance in niche distribution.

Be Delicious clearly means "be successful." The DKNY fragrance has continued to sustain growth through Travel Retail, department store and perfumery sales around the world. The launch of Red Delicious infused the brand with added excitement, adding a more sultry mood to the "juice." Meanwhile, Donna Karan Cashmere Mist has become a modern-day classic with women who enjoy its light, velvety aroma.


ISLAND
MICHAEL KORS


tommy

Leveraging the power of strategic alliances helps bring newness to fragrances. Michael Kors partnered with FIJI waters to develop a new destination fragrance aptly called Island Michael Kors Fiji. Fiji joins Island Michael Kors in the designer's collection of three women's fragrances.

Euro-chic fragrances have global appeal and the introduction of Missoni enhances our portfolio with a fragrance that effuses Italian style. Created for those with a keen sense of individuality and a love of life, Missoni captures the essence of the haute Italian design house.

Wonderful, the first fragrance by American Beauty, brings accessible luxury to the Kohl's consumer. Dianoche by Daisy Fuentes adds a touch of exotic glamour to the Daisy Fuentes collection for Kohl's — the store's number-one women's fashion brand. Both fragrances are helping to establish a promising fragrance business in Kohl's Department Stores.

An affordable luxury product for many emerging markets, Tommy Hilfiger has opened in more than 60 doors in India, making it our first fragrance brand to enter this important and promising market.

We are proud to note that Evelyn Lauder was honored this year by the fragrance industry with a Lifetime Achievement Award from the Fragrance Foundation. Mrs. Lauder has been instrumental in developing many of the Company's top-selling fragrances, including Beautiful and Estée Lauder *pleasures,* two prestige fragrances which rank among the best-selling fragrances around the world.


ESTĒE LAUDER
Individualist
Natural Finish
Makeup
Teint fini naturel
AVEDA
mosscara™
conditioning formula with Iceland moss/
formule revitalisante contenant de la mousse d'Islande
LUSTREGLASS
PRESCRIPTIVES
CUSTOM BLEND LIP GLOSS
BOBBI BROWN

MAKEUP


FLIRT!


ORIGINS
Next of Skin™
Modern moisture makeup
SPF 15
Fond de teint hydratant
SPF 15
1 fl. oz./oz. liq./30 ml e

The vitality and lure of color added excitement to the makeup category this year, where the fusion of fashion and beauty was seen in captivating color collections.

Estée Lauder Azurée by Tom Ford brought the sophistication of seaside chic from the Cote D'Azur to Estée Lauder counters in a collection that reinterpreted the iconic fragrance as the most successful color story in the brand's history. *Chinese Dress,* M·A·C's tribute to the traditional Chinese dress, came to life in a live installation of body-painted models in Qi Pao, China, designed by M·A·C makeup artists with a vibrant palette of M·A·C colors and textures.

All eyes were on eye collections this year as the category proved to be the fastest-growing segment in makeup. M·A·C's "A Muse" collection featured wide-eyed, wonderful and fabulously played-up eyes and played-down lips inspired by 60's Mod chic and an iconic pop-muse look. Clinique's newly-designed eye shadow compact brought a sleek touch to eye color while its popular Colour Surge Eye Palettes promised creamy, intense color in one stroke.




CLINIQUE

The quest for more beautiful, thicker, longer, flirtier lashes continued to boost the mascara business. From the relaunch of Estée Lauder's More Than Mascara to Prescriptive's newest entries, Lash Envy and Beyond Long, to Clinique's newly-launched High Definition Mascara and successful High Impact Mascara, our brands continue to brush with innovation to lead the new generation of mascara technology.

Lip gloss outshone all other lip categories with American women alone spending more than $200 million this year on high-end lip glosses. M·A·C's Lipglass continues to be the number-one-selling lip product globally, while its lip gloss collections are favorites worldwide with makeup artists. Bobbi Brown's secret for luscious lips lies in Bobbi Brown Lip Gloss, which gives lips a brilliant, high-shine look and contains soothing botanical extracts— including avocado, jojoba and chamomile oils, and aloe extracts—to keep lips supple and soft. Estée Lauder launched its glossiest, wettest gloss ever with High Gloss.


CLINIQUE

Clinique redefined the lipstick category with Colour Surge Butter Shine Lipstick. It unites the best in lipstick with the best in lip gloss in one undeniably sexy, creamy lip color. Finding the perfect shade of lip gloss became much easier this year with the launch of Prescriptives Custom Blend Lip Gloss.

American Beauty launched Super Plush 10-Hour Lipcolor, a two-step, long-wearing, liquid waterproof, workout-proof, lunch-proof lip color and moisturizing glossy topcoat that won't fade or transfer. And Flirt! teamed up with tennis star Serena Williams to unveil Exotic Jewels, a limited-edition lip gloss pendant.

M·A·C Viva Glam lipstick raised the bar for standout luster with its most successful year to date. This year, proceeds from the sale of Viva Glam V with spokesmodel Pamela Anderson brought M·A·C's ten year contribution to the global fight against HIV and AIDS to $70 million.

Foundations continue as a core strength in our leadership and commitment to being the best in the makeup category. Bobbi Brown Extra SPF 25 Tinted Moisturizing Balm is a sheer favorite for women seeking a lightweight foundation alternative in an ultra-rich, luxurious formula, while Bobbi Brown SPF 15 Tinted Moisturizer was voted a favorite by *Elle* readers. Prescriptives Custom Blend is the only foundation that utilizes the custom Colorprint service for the perfect shade match.

Clinique Perfectly Real compact became a top-three foundation in U.S. prestige department stores, while Perfectly Real foundation's 26 shades make it the number-one-selling prestige foundation in the United States, Europe, South Africa and the United Kingdom. Estée Lauder Double Wear is the top-selling foundation for the brand, followed closely by the Futurist and Individualist foundations. The brand's new skin-matching system helps a more diverse range of skin tones find the exact shade match.



specialized care:
dull or aging skin
all bright™
moisture cream
• continually moisturizes
• illuminates skin
• helps even out skin tone
good skin.
CLINIQUE
turnaround
concentrate
visible skin
renewer
DARPHIN
PARIS
HydroFORM
Crème fermeté corps
Firming body cream
d'arômes et de plantes
LAB
SERIES
SKINCARE FOR MEN
INSTANT
MOISTURE GEL
Gel Hydratant
Instantané
fragrance free/sans parfum
oil free/non gras
TREAT
1.7 FL. OZ./OZ. LIQ
50 ml ℮
SOIN DE LA MER™
LA MER
the body crème
la crème pour le corps

SKIN CARE


CLINIQUE
skin supplies
for men
daily eye
hydrator
hydratant
quotidien yeux
hydrates, targets fine lines
hydrate, réduit les ridules
ALL SKIN TYPES
TOUS TYPES DE PEAU


ESTĒE LAUDER
Re-Nutriv
Re-Creation Night Creme
Crème re-naissance nuit
ESTĒE LAUDER
Re-Nutriv
Re-Creation Day Creme SPF 15
Crème re-naissance jour

As women and men turn the other cheek on looking older, demand for performance-based treatment products grows. Advanced skin care continues to be core to our success in prestige cosmetics. Innovation drives success, especially in the anti-aging category. One out of every three dollars spent on prestige skin care products is spent in the anti-aging category. The focus is on products that repair, prevent, protect and perform.

Technology and a greater understanding of how the skin functions are helping to bring consumer benefits to a whole new level. Estée Lauder's Perfectionist [CP+] Correcting Serum was the number-one skin care launch in U.S. prestige department stores. This innovative treatment line, which includes Perfectionist Pen and Perfectionist Power Patch, utilizes cutting-edge technology in the fight against fine lines and wrinkles.

Clinique Turnaround Concentrate and Turnaround 15 Minute Facial leverage Clinique's heritage as a skin care authority and a brand focused on helping women and men achieve younger-looking skin. The re-launch of Clinique 3-Step with Liquid Facial Soap and Dramatically Different Moisture Gel has re-energized this classic skin wellness trio. Today, 3-Step sales are comparable to the sixth largest brand at The Estée Lauder Companies.


ORIGINS


Px
PRESCRIPTIVES
Anti-AGE
Advanced Protection Lotion
SPF 25
Lotion Protection Évoluée

What's old is new again as our brands delve more into traditional Chinese herbs. Our new Shanghai Institute for Innovation provides us with a first-hand opportunity to unravel the centuries-old mystery of how botanicals, herbs and plants promote skin wellness. Origins has launched a line of mega-mushroom serums, lotions and ingestibles with holistic nutrition guru Dr. Andrew Weil that is rapidly gaining traction around the world. A greater understanding of the glycation process and its effects on the skin inspired the development of Prescriptives Anti-AGE Advanced Protection Lotion to minimize the appearance of fine lines and wrinkles.

Demand for ultra-luxe has never been higher. As a category, super-premium face products soared to more than four times the 2002 dollar volume. The look, feel and cachet of luxe is captured in our high-end brands. La Mer launched its exclusive ultra-chic product, The Essence, by invitation only to select VIPs. La Mer aficionados stocked up so quickly that the intense demand created one of the world's most exclusive waiting lists. Estée Lauder Re-Nutriv Ultimate Lifting Serum and Re-Nutriv Re-Creation Day and Night Cremes are redefining luxury with the ultimate line of creams and serums. Darphin has entered the luxurious world of spas with its European line of treatments.


pm
RODAN + FIELDS
ANTI-AGE™
pm serum: night treatment capsules with retinol-peptide blend
Dermatologist developed
MULTI-MED Therapy™ that works.
Nightly step in the ANTI-AGE™ regimen for wrinkles, collagen loss,
surface damage. A unique capsule formulation with retinol and
peptides helps reduce the appearance of wrinkles, increase elasticity,
and enhances firmness. Patented encapsulation technology offers
pm serum:
NIGHT TREATMENT CAPSULES
WITH RETINOL-PEPTIDE BLEND
net wt.


AVEDA
THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES
caribbean therapy™
BODY SCRUB
GOMMAGE EXFOLIANT CORPOREL
with salt and caribbean cane sugar
au sel et au sucre de canne des caraïbes
net wt/poids net 15.8 oz/450 g e

The newest wrinkle in skin care lies in high-performance ingredients such as anti-oxidants and poly-peptides. Origins A Perfect World Nighttime antioxidant mask with White Tea and Lip Guardian help neutralize free radicals, hydrate, tone and firm. Rodan + Fields developed Reverse, a complete skin care system designed to fade brown spots, decrease the look of fine lines and even skin tone for a smoother, brighter complexion. It specifically targets the visible effects of sun and environmental damage.

Men are increasingly succumbing to the lure of an ageless-looking face. The men's skin care category has been growing by double digits, with a 34% increase since 2002. The top two men's brands in U.S. department stores are Clinique's Skin Supplies for Men and Lab Series Skincare for Men, formulated by the Lab Series Research Institute. Both brands are specifically designed to meet men's unique skin care and grooming needs.

And, finally, our skin care brands in Kohl's—American Beauty, Good Skin and Grassroots—showcase our ability to provide quality skin care with a unique point-of-difference in an untapped distribution venue for women who shop the mid-tier store.



ORIGINS
Nourishing oil for hair
Huile nourrissante pour les cheveux
100% Organic/100% Bio
1 fl. oz./oz. liq./30 ml ℮
Bumble and bumble.
Bb.shine
soin brillance
grassroots
HAIR
best for dry/damaged hair
in perfect condition
DEEPLY MOISTURIZING SHAMPOO
WITH PINEAPPLE, GRAPEFRUIT & POMEGRANATE
DONNAKARAN
CASHMERE MIST
SHAMPOO
SHAMPOOING
6.7 FL. OZ.
OZ. LIQ. / 200 ml ℮
DARPHIN
PARIS
MASQUE RÉPARATEUR AU KARITÉ
Cheveux secs et abîmés
CREAM MASK WITH SHEA BUTTER
For dry, damaged hair
d'arômes et de plantes

HAIR CARE


Bumble SOUTH
Surf
Spray

Healthy, lustrous hair is a top beauty priority for baby boomers in search of a more youthful appearance. This quest is feeding a dramatic worldwide increase in the demand for hair coloring, treatment, solutions for thinning hair and other offerings that help protect, repair and restore hair vitality.

As leaders in the high-end, prestige sector of this important category, Aveda and Bumble and bumble have created an exclusive niche with their exceptional products and the unparalleled business and technical education they offer professionals. Consumers turn to these brands for the most technologically sophisticated hair care and latest styling trends, while salons receive advanced training that ranges from trendsetting cutting techniques to salon management.

As Aveda broadens its connection with Asian and Latin consumers, answering the needs of different types of hair and hair problems has become even more important. The brand's award-winning Damage Remedy Shampoo, Conditioner and Treatment for home use, along with its intensive in-salon Treatment, are best-sellers originally developed for Asian hair textures. The formulas are packed with botanical ingredients that exemplify Aveda's environmental mission, such as oil from babassu nuts and soy-derived Vitamin E. The brand's Color Conserve line contains filters derived from cinnamon bark and wintergreen as consumers seek to help protect hair from UVA and UVB rays.


AVEDA
THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES
damage remedy.
RESTRUCTURING CONDITIONER


AVEDA
AVEDA
THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES
color|conserve.
pHinish.
POST-COLOR CONDITIONER
BAUME APRÈS-COLORATION
For professional use only.
Not for retail sale.
Réservé à l'usage professionnel.
Vente au détail interdite.
33.8 fl oz/oz liq/1L


AVEDA
damage remedy
INTENSIVE RESTRUCTURING TREATMENT
TRAITEMENT RESTRUCTURANT EN PROFONDEUR


AVEDA
AVEDA
THE ART AND SCIENCE OF PURE FLOWER AND PLANT ESSENCES
damage remedy.
RESTRUCTURING SHAMPOO
SHAMPOOING RESTRUCTURANT

Full Spectrum Deep Crème Color for Dark Hair, which lightens dark hair with a formula that is 93-percent naturally derived from plants and non-petroleum based minerals, is another Aveda innovation targeted to Asian and Hispanic consumers. So is its Hispanic Stylist Panel, modeled on its broader-based Stylist Panel, a group of leading editorial and salon hairdressers that periodically brainstorm new products and ideas. Pure Abundance Hair Potion, an extra-firm hold hair spray that adds body to fine or thinning hair, is one product inspired by stylists this year.

Bumble and bumble maintains an influential relationship with the stylists who collaborate with top fashion designers on their runway shows and the editors of leading magazines. Its latest products include Shine, a lightweight glossing spray, and five Hair Powders, which absorb oil and create a matte finish while temporarily enhancing hair color. Creme de Coco Shampoo and Surf Spray also remain strong sellers. In recognition of its innovative offerings, Bumble and bumble was recently named Manufacturer of the Year by The Salon Association, a salon owners' group.

Demand for Bumble and bumble's educational courses doubled this year at its flagship educational center in New York City. The brand also began empowering select stylists to teach in its network salons. Aveda hosted thousands of salon pros at trade events in London and Minneapolis this year. There are now 37 professional Aveda Institutes worldwide. A Madrid facility is planned in conjunction with the brand's upcoming launch in Spain.


Bumble and bumble.
BLACK
HAIR POWDER
poudre noire pour cheveux
NET WT./POIDS NET 4.4 OZ./125 g


LAB
SERIES
SKINCARE FOR MEN
ROOT POWER
HAIR TONIC
Lotion
Énergisante
Cheveux
HAIR
6.7 FL. OZ./OZ. LIQ.
200 ml


DARPHIN
PARIS
SHAMPOOING
DOUCEUR
au Calendula
GENTLE SHAMPOO
with Calendula

Combined with product sales, these offerings have resulted in double-digit productivity increases in existing doors, as well as expanded distribution.

Hair care business opportunities extend beyond the salon channel. Aveda's Internet business is thriving, thanks to a strategy that pays a commission to salon owners each time a consumer mentions them in an order. Aveda and Origins operate retail stores, and several other brands sell hair care in department and specialty stores. Clinique is coming to the rescue of men with thinning hair with new Hair Maximizing Shampoo and Hair Maximizing Serum, while Lab Series Skincare for Men is building body with Root Power Hair Tonic and Root Power Treatment Shampoo. Origins has added 100% Organic Nourishing Oil for Hair, while Donna Karan showcases Cashmere Mist Shampoo and Hair Conditioner. Darphin offers Gentle Shampoo with Calendula and Cream Mask with Shea Butter, among others, in pharmacies throughout Europe. And Grassroots has launched a line of hair products, including In Perfect Condition Deeply Moisturizing Shampoo, at Kohl's Department Stores.

BOARD OF DIRECTORS



LEONARD A. LAUDER[3]

Chairman
The Estée Lauder Companies Inc.



CHARLENE BARSHEFSKY[3]

Senior International Partner
Wilmer Cutler Pickering Hale and Dorr LLP



ROSE MARIE BRAVO[2, 4]

Vice Chairman
Burberry Group Plc.



PAUL FRIBOURG[1]

Chairman
Chief Executive Officer
ContiGroup Companies, Inc.



MELLODY HOBSON[1]

President
Ariel Capital Management, LLC



IRVINE O. HOCKADAY, JR.[1]

Retired President and
Chief Executive Officer
Hallmark Cards, Inc.



AERIN LAUDER

Senior Vice President,
Global Creative Directions
Estée Lauder



RONALD S. LAUDER

Chairman
Clinique Laboratories, LLC



WILLIAM P. LAUDER

President
Chief Executive Officer
The Estée Lauder Companies Inc.



RICHARD D. PARSONS[2, 3]

Chairman
Chief Executive Officer
Time Warner Inc.



MARSHALL ROSE

Chairman
The Georgetown Group



LYNN FORESTER DE ROTHSCHILD[2, 3, 4]

Chief Executive
EL Rothschild LLC



BARRY S. STERNLICHT[1]

President
Chief Executive Officer
Starwood Capital Group

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Nominating and Board Affairs Committee
4. Member of Stock Plan Subcommittee

OFFICERS

MALCOLM BOND
Executive Vice President
Global Operations

PATRICK BOUSQUET-CHAVANNE
Group President

DANIEL J. BRESTLE
Chief Operating Officer

ROGER CARACAPPA
Executive Vice President
Global Packaging, Quality Assurance,
Store Development, Design and Merchandising

JOHN DEMSEY
Group President

AMY DIGESO
Executive Vice President
Global Human Resources

HARVEY GEDEON
Executive Vice President
Global Research and Development

RICHARD W. KUNES
Executive Vice President
Chief Financial Officer

EVELYN H. LAUDER
Senior Corporate Vice President

LEONARD A. LAUDER
Chairman

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC

WILLIAM P. LAUDER
President
Chief Executive Officer

SARA E. MOSS
Executive Vice President
General Counsel and Secretary

CEDRIC PROUVÉ
Group President

PHILIP SHEARER
Group President

SALLY SUSMAN
Executive Vice President
Global Communications

FOR THE FISCAL YEAR ENDED JUNE 30	2006	2005	Percent Change
($ in millions, except per share data)			
Net Sales†	**$6,463.8**	$6,280.0	3%
Operating Income*†	**619.6**	726.8	(15%)
Net Earnings from Continuing Operations*†	**324.5**	409.9	(21%)
Net Earnings Per Common Share from Continuing Operations—Diluted*†	**1.49**	1.80	(17%)
Total Assets	**$3,784.1**	$3,885.8	(3%)
Stockholders' Equity	**1,622.3**	1,692.8	(4%)


NET SALES*†
(Dollars in billions)
4.67 5.05 5.74 6.28 6.46
2002 2003 2004 2005 2006


OPERATING INCOME*†
(Dollars in millions)
345.2 508.8 648.9 726.8 619.6
2002 2003 2004 2005 2006


NET EARNINGS FROM CONTINUING OPERATIONS*†
(Dollars in millions)
215.1 329.1 378.5 409.9 324.5
2002 2003 2004 2005 2006

* Refer to Selected Financial Data and related footnotes on page 37.

† In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. In February 2004, we sold the assets and operations of our former reporting unit that sold *jane* brand products. As a result, statements of earnings information for all periods presented has been restated to reflect those reporting units as discontinued operations.


A HERITAGE OF UNINTERRUPTED SALES GROWTH
1953
1972
$100 million
1985
$1 billion
1991
$2 billion
2006
$6.5 billion

The table below summarizes selected financial information. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation for comparative purposes. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page 58 of this report.

YEAR ENDED OR AT JUNE 30	2006[(a)]	2005[(b)]	2004	2003[(c)]	2002[(d)]
(In millions, except per share data)					
STATEMENT OF EARNINGS DATA:					
Net sales	**$6,463.8**	$6,280.0	$5,741.5	$5,049.8	$4,671.7
Gross profit	**4,777.2**	4,677.2	4,277.2	3,736.5	3,419.6
Operating income	**619.6**	726.8	648.9	508.8	345.2
Interest expense, net[(e)]	**23.8**	13.9	27.1	8.1	9.8
Earnings before income taxes, minority interest, discontinued operations and accounting change	**595.8**	712.9	621.8	500.7	335.4
Provision for income taxes	**259.7**	293.7	234.4	164.9	115.6
Minority interest, net of tax	**(11.6)**	(9.3)	(8.9)	(6.7)	(4.7)
Net earnings from continuing operations	**324.5**	409.9	378.5	329.1	215.1
Discontinued operations, net of tax[(f)]	**(80.3)**	(3.8)	(36.4)	(9.3)	(23.2)
Net earnings	**244.2**	406.1	342.1	319.8	191.9
Preferred stock dividends[(e)]	**—**	—	—	23.4	23.4
Net earnings attributable to common stock	**244.2**	406.1	342.1	296.4	168.5
CASH FLOW DATA:					
Net cash flows provided by operating activities	**$ 709.8**	$ 478.1	$ 673.0	$ 558.6	$ 525.5
Net cash flows used for investing activities	**(303.2)**	(237.0)	(213.7)	(198.0)	(223.2)
Net cash flows used for financing activities	**(594.6)**	(300.4)	(216.0)	(555.0)	(123.1)
PER SHARE DATA:					
Net earnings per common share from continuing operations[(f)]:					
Basic	**$ 1.51**	$ 1.82	$ 1.66	$ 1.31	$ .81
Diluted	**$ 1.49**	$ 1.80	$ 1.64	$ 1.30	$ .80
Net earnings per common share:					
Basic	**$ 1.14**	$ 1.80	$ 1.50	$ 1.27	$ .71
Diluted	**$ 1.12**	$ 1.78	$ 1.48	$ 1.26	$ .70
Weighted average common shares outstanding:					
Basic	**215.0**	225.3	228.2	232.6	238.2
Diluted	**217.4**	228.6	231.6	234.7	241.1
Cash dividends declared per common share	**$ .40**	$ .40	$ .30	$ .20	$ .20
BALANCE SHEET DATA:					
Working capital	**$ 738.7**	$ 804.9	$ 877.2	$ 791.3	$ 968.0
Total assets	**3,784.1**	3,885.8	3,708.1	3,349.9	3,416.5
Total debt[(e)]	**521.5**	714.7	535.3	291.4	410.5
Redeemable preferred stock[(e)]	**—**	—	—	360.0	360.0
Stockholders' equity	**1,622.3**	1,692.8	1,733.5	1,423.6	1,461.9

(a) Fiscal 2006 results included $93.0 million, after-tax, or $.43 per diluted share in special charges related to our cost savings initiative and tax-related matters. Included in the charges was an operating expense charge of $92.1 million, equal to $.27 per diluted common share related to the cost savings initiative. The results also included a special tax charge related to a settlement with the Internal Revenue Service regarding an examination of our consolidated Federal income tax returns for fiscal years 1998 through 2001, and represents the aggregate earnings impact of the settlement through fiscal 2006. The settlement resulted in an increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $46 million, or approximately $.21 per diluted common share. During the fourth quarter of fiscal 2006, we completed the repatriation of foreign earnings through intercompany dividends under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). In connection with the repatriation, we finalized computations of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million, or approximately $.05 per diluted common share, to our initial tax charge of $35 million recorded in fiscal 2005. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $35 million, or approximately $.16 per diluted common share.

(b) In the fourth quarter of fiscal 2005, we announced plans to repatriate approximately $690 million of foreign earnings in fiscal year 2006, which included $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million in our fiscal year ended June 30, 2005, which included an incremental tax charge of approximately $28 million, equal to $.12 per diluted share.

(c) Fiscal 2003 included a special charge related to the proposed settlement of a legal action of $13.5 million, after-tax, or $.06 per diluted common share.

(d) Fiscal 2002 included a restructuring charge of $76.9 million (of which $0.6 million was included in discontinued operations), after tax, or $.32 per diluted common share, and a one-time charge of $20.6 million, or $.08 per diluted common share, attributable to the cumulative effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which is attributable to our former reporting unit that sold *jane* brand products and is included in discontinued operations.

(e) During fiscal 2004, there was an increase of approximately $17.4 million in interest expense, net and a corresponding decrease in preferred stock dividends as a result of the adoption of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Additionally, in connection with this pronouncement, redeemable preferred stock was reclassified as a component of total debt subsequent to June 30, 2003 and all subsequent applicable periods.

(f) In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. In February 2004, we sold the assets and operations of our former reporting unit that sold *jane* brand products. As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for all periods presented has been restated for comparative purposes to reflect those reporting units as discontinued operations.

CONSOLIDATED STATEMENTS OF EARNINGS

YEAR ENDED JUNE 30 (In millions, except per share data)	2006	2005	2004
Net Sales	**$6,463.8**	$6,280.0	$5,741.5
Cost of sales	**1,686.6**	1,602.8	1,464.3
Gross Profit	**4,777.2**	4,677.2	4,277.2
Operating expenses:			
Selling, general and administrative	**4,065.5**	3,950.4	3,609.5
Special charges related to cost savings initiative	**92.1**	—	—
Related party royalties	**—**	—	18.8
	4,157.6	3,950.4	3,628.3
Operating Income	**619.6**	726.8	648.9
Interest expense, net	**23.8**	13.9	27.1
Earnings before Income Taxes, Minority Interest and Discontinued Operations	**595.8**	712.9	621.8
Provision for income taxes	**259.7**	293.7	234.4
Minority interest, net of tax	**(11.6)**	(9.3)	(8.9)
Net Earnings from Continuing Operations	**324.5**	409.9	378.5
Discontinued operations, net of tax	**(80.3)**	(3.8)	(36.4)
Net Earnings	**$ 244.2**	$ 406.1	$ 342.1
Basic net earnings per common share:			
Net earnings from continuing operations	**$ 1.51**	$ 1.82	$ 1.66
Discontinued operations, net of tax	**(.37)**	(.02)	(.16)
Net earnings	**$ 1.14**	$ 1.80	$ 1.50
Diluted net earnings per common share:			
Net earnings from continuing operations	**$ 1.49**	$ 1.80	$ 1.64
Discontinued operations, net of tax	**(.37)**	(.02)	(.16)
Net earnings	**$ 1.12**	$ 1.78	$ 1.48
Weighted average common shares outstanding:			
Basic	**215.0**	225.3	228.2
Diluted	**217.4**	228.6	231.6
Cash dividends declared per share	**$ .40**	$ .40	$ .30

See notes to consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition at June 30, 2006 and our results of operations for the three fiscal years ended June 30, 2006 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition, concentration of credit risk, inventory, pension and other post-retirement benefit costs, goodwill and other intangible assets, income taxes, derivatives and stock-based compensation.

Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

REVENUE RECOGNITION

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and, in the Europe, Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale (e.g., at our retail stores).

Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 5.0% in fiscal 2006 and 4.6% in fiscal 2005 and 2004.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and information provided by authorized retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a relationship between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the solvency of our customers, store closings by retailers, changes in the retail environment and our decision to continue or support new and existing products.

CONCENTRATION OF CREDIT RISK

An entity is vulnerable to concentration of credit risk if it is exposed to risks of loss greater than it would have had it mitigated its risks through diversification of customers. The significance of such credit risk depends on the extent and nature of the concentration.

During fiscal 2006, Federated Department Stores, Inc. acquired The May Department Stores Company, resulting in the merger of our previous two largest customers. This customer sells products primarily within North America and accounted for $1,005.8 million, or 16%, of our consolidated net sales in fiscal 2006 and $105.4 million, or 14%, of our accounts receivable at June 30, 2006. Although management believes that this customer and our other major customers are sound and creditworthy, a severe adverse impact on their business operations could have a corresponding material adverse effect on our net sales, cash flows and/or financial condition.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions in the amount of $27.1 million and $28.9 million as of June 30, 2006 and 2005, respectively. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. The allowance for doubtful accounts was reduced by $12.0 million, $12.6 million and $25.6 million for customer deductions and write-offs in fiscal 2006, 2005 and 2004, respectively, and increased by $10.2 million, $11.4 million and $23.9 million for additional provisions in fiscal 2006, 2005 and 2004, respectively. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

INVENTORY

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry and work in process that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POST-RETIREMENT BENEFIT COSTS

We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan") and an unfunded, nonqualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations (collectively with the U.S. Qualified Plan, the "Domestic Plans"); a contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation; and certain other post-retirement benefits.

The amounts necessary to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

The pre-retirement discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. For fiscal 2006, we used a pre-retirement discount rate for our Domestic Plans of 5.25% and varying rates on our international plans of between 1.75% and 5.50%. The pre-retirement rate for our Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of our Domestic Plans. For fiscal 2006, we used an expected return on plan assets of 7.75% for our U.S. Qualified Plan and varying rates of between 2.75% and 7.50% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. The U.S. Qualified Plan asset allocation as of June 30, 2006 was approximately 62% equity investments, 27% fixed income investments and 11% other investments. The asset allocation of our combined international plans as of June 30, 2006 was approximately 58% equity investments, 23% fixed income investments and 19% other investments. The difference between actual and expected returns on plan assets is accumulated and amortized over future periods and, therefore, affects our recorded obligations and recognized expenses in such future periods. For fiscal 2006, our pension plans had actual returns on assets of $64.4 million as compared with expected returns on assets of $37.0 million, which resulted in a net deferred gain of $27.4 million.

A 25 basis-point change in the discount rate or the expected rate of return on plan assets would have had the following effect on fiscal 2006 pension expense:

(In millions)	25 Basis-Point Increase	25 Basis-Point Decrease
Discount rate	$(2.7)	$2.8
Expected return on assets	$(1.3)	$1.3

Our post-retirement plans are comprised of health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates for fiscal 2006 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$ 1.7	$ (1.5)
Effect on post-retirement benefit obligations	$12.3	$(10.7)

For fiscal 2007, we will use a pre-retirement discount rate for the Domestic Plans of 6.25% and varying rates for our international plans of between 2.25% and 5.75%. We anticipate using an expected return on plan assets of 7.75% for the U.S. Qualified Plan and varying rates for our international pension plans of between 2.75% and 7.25%. The net change in these assumptions from those used in fiscal 2006 will cause approximately a $1.5 million decrease in pension expense in fiscal 2007. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other intangible assets principally consist of purchased royalty rights and trademarks. Goodwill and other intangible assets that have an indefinite life are not amortized.

On an annual basis, or sooner if certain events or circumstances warrant, we test goodwill and other indefinite-lived intangible assets for impairment. To determine the fair value of these intangible assets, there are many assumptions and estimates used that directly impact the results of the testing. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management.

INCOME TAXES

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes.

As of June 30, 2006, we have current net deferred tax assets of $139.1 million and non-current net deferred tax liabilities of $43.2 million. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance of approximately $6.5 million for deferred tax assets, which relates to foreign tax loss carryforwards not utilized to date, where management believes it is more likely than not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of earnings at that time.

We provide tax reserves for Federal, state, local and international exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, including those that cannot be quantified, they could have a material impact on our results of operations, as we experienced in the fourth quarter of fiscal 2006 (see "Results of Operations, *Fiscal 2006 as Compared with Fiscal 2005—Provision for Income Taxes*").

DERIVATIVES

We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables and payables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof. For a discussion on the quantitative impact of market risks related to our derivative financial instruments, refer to *"Liquidity and Capital Resources—Market Risk."*

STOCK-BASED COMPENSATION

With the adoption of SFAS No. 123(R) on July 1, 2005, we are required to record the fair value of stock-based compensation awards as an expense. In order to determine the fair value of stock options on the date of grant, we apply the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions that are based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates.

We use an expected stock-price volatility assumption that is a combination of both current and historical implied volatilities of the underlying stock which are obtained from public data sources. This approach is used as a predictor of future realized and implied volatilities and is directly related to stock option valuation. For stock option grants issued during the fiscal year ended June 30, 2006, we used a weighted-average expected stock-price volatility of 23% based upon the implied volatility at the time of issuance.

With regard to the weighted-average option life assumption, we consider the exercise behavior of past grants and model the pattern of aggregate exercises. Patterns are determined based on specific criteria of the aggregate pool of optionees including the reaction to vesting, realizable value, long-run exercise propensity, pent-up demand, stock run-up effect and short-time-to-maturity effect. For stock option grants issued during the fiscal year ended June 30, 2006, we used a weighted-average expected option life assumption of approximately 8 years.

While we believe the above critical estimates are based on outcomes that are reasonably likely to occur, if we were to increase or decrease the expected option life by 1 year and simultaneously increase or decrease the expected volatility by 100 basis points, recognized compensation expense would have changed approximately $2.6 million in either direction for the fiscal year ended June 30, 2006.

QUANTITATIVE ANALYSIS

During the three-year period ended June 30, 2006, there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates. With the exception of our tax settlement with the Internal Revenue Service in the fourth quarter of fiscal 2006, which finalized the ultimate liability for exposures which were previously inestimable (see "Results of Operations, *Fiscal 2006 as Compared with Fiscal 2005 — Provision for Income Taxes*"), the results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, operating expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts, inventory obsolescence reserve and income taxes. For fiscal 2006, had these estimates been changed simultaneously by 2.5% in either direction, our reported gross profit would have increased or decreased by approximately $4.6 million, operating expenses would have changed by approximately $0.7 million and the provision for income taxes would have increased or decreased by approximately $1.0 million. The collective impact of these changes on operating income, net earnings and net earnings per diluted common share would be an increase or decrease of approximately $5.3 million, $6.3 million and $.03, respectively.

RESULTS OF OPERATIONS

OVERVIEW

We manufacture, market and sell skin care, makeup, fragrance and hair care products which are distributed in over 130 countries and territories. We believe that the best way to increase stockholder value is to provide our customers and consumers with the products and services that they have come to expect from us in the most efficient and profitable manner. With this goal in mind, we have developed a long-term strategy based on the following five imperatives:

1. Optimize brand portfolio
2. Strengthen product categories
3. Strengthen and expand geographic presence
4. Diversify and strengthen distribution channels
5. Achieve operational and cost excellence

In fiscal 2006, our achievements included excellent growth in sales and profits in our makeup artist brands, the divestiture of Stila, the strengthening of Estée Lauder *pleasures*, and the introduction of new products such as Missoni fragrances and Unforgivable. These makeup and fragrance efforts, together with successful niche skin care and hair care products have further strengthened our product categories.

Around the globe, we generated growth in sales and profits in our travel retail business and increased our presence in China and India. In alternative channels, we continued to grow our online business, achieved double-digit profitability in our M·A·C stores and improved our performance at our Aveda stores. Short-term improvements in operational and organizational effectiveness led to improved customer service levels and better alignment of financial and inventory objectives and strategic cost-cutting. We also managed to cut costs through our voluntary separation program and the related reorganization of certain operations. At the same time, we continued to make progress on our Strategic Modernization Initiative, pursuant to which we are planning to standardize business processes across our brands, operating units and sales affiliates and implement enterprise-wide SAP information systems that will provide us with integrated data, processes and technologies.

During fiscal 2006, we also faced challenges, many of which we expect to be ongoing in fiscal 2007. For instance, we continue to see challenges for certain of our core brands due in part to the consolidation and changes taking place among retailers and the decline in effectiveness of gift-with-purchase promotions. In addition, the fragrance business model continues to be a challenge, with even the most successful launches having difficulty becoming profitable. Efforts to expand geographically are complicated by increasing regulatory issues and cultural barriers. Despite our efforts to diversify our distribution, there was no significant change in the mix of sales in the various channels. Continued increases in energy and raw material costs, as well as inventory obsolescence, are continuing to pressure cost of goods.

As we continue to implement our strategic imperatives, we expect to make selective investments, embark on new business endeavors, and pursue initiatives that we believe will have long-term benefits. The timing, impact and magnitude of any particular actions, such as an acquisition to strengthen our product categories and/or diversify our distribution channels, are subject to numerous factors and cannot be predicted. Nevertheless, we expect that any such actions will impact our financial condition and/or results of operations in one or more future quarterly and annual periods.

The following table is a comparative summary of operating results from continuing operations for fiscal 2006, 2005 and 2004 and reflects the basis of presentation described in Note 2 and Note 17 to the Notes to Consolidated Financial Statements for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

YEAR ENDED JUNE 30 (In millions)	**2006**	2005	2004
NET SALES			
By Region:			
The Americas	**$3,446.4**	$3,351.1	$3,120.8
Europe, the Middle East & Africa	**2,147.7**	2,109.1	1,863.4
Asia/Pacific	**869.7**	819.8	757.3
	$6,463.8	$6,280.0	$5,741.5
By Product Category:			
Skin Care	**$2,400.8**	$2,352.1	$2,140.1
Makeup	**2,504.2**	2,366.8	2,099.4
Fragrance	**1,213.3**	1,260.6	1,221.1
Hair Care	**318.7**	273.9	249.4
Other	**26.8**	26.6	31.5
	$6,463.8	$6,280.0	$5,741.5
OPERATING INCOME			
By Region:			
The Americas	**$ 344.1**	$ 366.2	$ 323.2
Europe, the Middle East & Africa	**297.5**	305.3	276.9
Asia/Pacific	**70.1**	55.3	48.8
Special charges related to cost savings initiative*	**(92.1)**	–	–
	$ 619.6	$ 726.8	$ 648.9
By Product Category:			
Skin Care	**$ 346.4**	$ 365.8	$ 336.3
Makeup	**329.4**	301.1	262.6
Fragrance	**7.7**	35.8	24.8
Hair Care	**26.5**	22.8	23.6
Other	**1.7**	1.3	1.6
Special charges related to cost savings initiative*	**(92.1)**	–	–
	$ 619.6	$ 726.8	$ 648.9

*Refer to the following discussion in *"Fiscal 2006 as Compared with Fiscal 2005—Operating Expenses"* for further information regarding these charges.

The following table presents certain consolidated earnings data as a percentage of net sales:

YEAR ENDED JUNE 30	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	26.1	25.5	25.5
Gross profit	73.9	74.5	74.5
Operating expenses:			
Selling, general and administrative	62.9	62.9	62.9
Special charges related to cost savings initiative	1.4	—	—
Related party royalties	—	—	0.3
	64.3	62.9	63.2
Operating income	9.6	11.6	11.3
Interest expense, net	0.4	0.2	0.5
Earnings before income taxes, minority interest and discontinued operations	9.2	11.4	10.8
Provision for income taxes	4.0	4.7	4.1
Minority interest, net of tax	(0.2)	(0.2)	(0.2)
Net earnings from continuing operations	5.0	6.5	6.5
Discontinued operations, net of tax	(1.2)	(0.1)	(0.6)
Net earnings	3.8%	6.4%	5.9%

In order to meet the demands of consumers, we continually introduce new products, support new and established products through advertising, sampling and merchandising and phase out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each period. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

FISCAL 2006 AS COMPARED WITH FISCAL 2005

NET SALES

Net sales increased 3% or $183.8 million to $6,463.8 million due to growth in our makeup, skin care and hair care product categories, which was partially offset by lower sales in our fragrance product category. The net increase reflects sales growth in all geographic regions. Excluding the impact of foreign currency translation, net sales increased 4%.

Product Categories

Skin Care Net sales of skin care products increased 2% or $48.7 million to $2,400.8 million primarily due to new product launches. The recent launches of Resilience Lift Extreme Ultra Firming Cremes and Re-Nutriv Ultimate Lifting Serum by Estée Lauder, and Turnaround Concentrate Visible Skin Renewer and Turnaround 15-Minute Facial by Clinique generated incremental sales of approximately $123 million, combined. Perfectionist [CP+] by Estée Lauder and products in Clinique's 3-Step Skin Care System, bolstered by the introduction of Liquid Facial Soap, contributed approximately $78 million to the increase. These improvements were offset by approximately $157 million of decreases in sales of existing products in certain of our core brands as well as declines in our BeautyBank brands, which completed their initial rollout during the prior year. Excluding the impact of foreign currency translation, skin care net sales increased 3%.

Makeup Makeup net sales increased 6% or $137.4 million to $2,504.2 million reflecting growth from our makeup artist brands of approximately $179 million. This growth was partially offset by approximately $72 million of lower sales from certain existing products, reflecting challenges experienced by certain of our core brands, and declines in our BeautyBank brands, which completed their initial rollout during the prior year. Excluding the impact of foreign currency translation, makeup net sales increased 7%.

Fragrance Net sales of fragrance products decreased 4% or $47.3 million to $1,213.3 million as we continue to be challenged in this product category, particularly in the Americas region. Estée Lauder Beyond Paradise and various fragrances from Clinique and Tommy Hilfiger generated approximately $106 million of lower sales. Also contributing to the decrease were lower sales of approximately $28 million of True Star by Tommy Hilfiger and Lauder Beyond Paradise Men by Estée Lauder as we anniversary the initial shipments of those products in the prior year. These decreases were partially offset by the recent launches of True Star Men by Tommy Hilfiger and Unforgivable by Sean John, which collectively contributed approximately $49 million to the category, and higher sales of approximately $47 million of DKNY Be Delicious and Estée Lauder *pleasures*. Excluding the impact of foreign currency translation, fragrance net sales decreased 2%.

Hair Care Hair care net sales increased 16% or $44.8 million to $318.7 million, primarily due to sales growth from Bumble and bumble and Aveda products. Bumble and bumble sales benefited from sales growth due to new points of distribution, increases in sales of core products and the launches of Shine and Powder products. Aveda net sales increases benefited from the recent launch of Damage Remedy hair care products, strong demand for color products and from the recent acquisition of a distributor. Excluding the impact of foreign currency translation, hair care net sales increased 17%.

Geographic Regions

Net sales in the Americas increased 3% or $95.3 million to $3,446.4 million. The increase was led by growth in the United States of approximately $190 million from our makeup artist and hair care brands, our internet distribution, and the introduction of the Unforgivable fragrance by Sean John. Partially offsetting this growth was approximately $122 million related to weaknesses in certain of our core brands as a result of challenges from competitive pressures and business disruptions at certain key retailers, and lower sales from our BeautyBank brands, which completed their initial rollout during the prior year. We expect business disruptions at certain key retailers in the United States to continue into fiscal 2007. Net sales growth in Canada, Latin America and Mexico contributed an additional $48 million to the increase.

In Europe, the Middle East & Africa, net sales increased 2% or $38.6 million to $2,147.7 million, reflecting higher net sales of approximately $64 million from our travel retail and distributor businesses, Russia and the United Kingdom, with all benefiting from the success of the DKNY Be Delicious franchise and the sale of M·A·C products. These increases were partially offset by decreases of approximately $26 million in Spain and Italy. Spain's net sales were adversely affected by changes to our distribution policy and a difficult retail environment. Net sales in Italy were negatively impacted by changes to our distribution policy and, to a lesser extent, the balancing of inventory levels at its retailers. On a local currency basis, net sales in Europe, the Middle East & Africa increased 5%.

Recent events related to the suspected terrorist activities in the United Kingdom, and subsequent restrictions on products that can be carried in-flight, have created uncertainty in the outlook for our travel retail business in fiscal 2007. Based on current information, we do not believe these events will have a material adverse effect on our results of operations for our fiscal 2007 first quarter or full year. In fiscal 2006, our travel retail business comprised approximately 7% of total net sales, and accounted for approximately 20% of operating income.

Net sales in Asia/Pacific increased 6% or $49.9 million to $869.7 million. Strategic growth in China combined with positive results in Korea and Hong Kong, contributed approximately $57 million to sales growth in this region. These increases were partially offset by decreases in Japan and Australia of approximately $18 million. Japan's results were negatively impacted due to the strengthening of the U.S. dollar against the Japanese yen. The decrease in Australia reflected slower sell-through in a difficult retail environment, particularly in the fragrance category, as well as the balancing of inventory levels at a major retailer. On a local currency basis, net sales in Asia/Pacific increased 7%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales increased to 26.1% as compared with 25.5% in the prior year. This change reflected an increase in obsolescence charges of approximately 40 basis points, the net change in the mix of our business within our geographic regions and product categories of approximately 20 basis points, a charge related to unutilized tooling of approximately 10 basis points and 20 basis points related to commodity material prices. Partially offsetting these increases were favorable changes in promotional activities of approximately 30 basis points.

The higher price of oil has resulted in price increases in certain oil-based chemicals, which has had a slight adverse effect on our cost of sales margin. In an ongoing effort to mitigate the impact of these increases, we are seeking potential offsetting opportunities in other categories of material purchases through our sourcing initiative in lower-cost manufacturing locations worldwide.

Since certain promotional activities are a component of net sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands which have margin and product cost structures different from those of our existing brands.

OPERATING EXPENSES

Operating expenses increased to 64.3% of net sales as compared with 62.9% of net sales in the prior year. The current year operating expense margin was negatively impacted by charges related to the implementation of our cost savings initiative of approximately $92.1 million or approximately 140 basis points, costs related to stock-based compensation as a result of the adoption of SFAS No. 123(R) of approximately 60 basis points, and the estimated impact of both the merger of Federated Department Stores, Inc. and The May Department Stores Company and the hurricanes that affected the southern United States of approximately 40 basis points. Partially offsetting these incremental costs were operating expense margin improvements of approximately 90 basis points primarily resulting from net sales growth in brands and channels with lower advertising, merchandising and sampling cost structures as well as an overall reduction in this type of spending. Overall operating expenses reflected savings achieved during fiscal 2006 from our cost savings initiative.

Changes in advertising, sampling and merchandising spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

During fiscal 2006, we recorded special charges associated with a cost savings initiative that was designed to support our long-term financial objectives. As part of this multi-faceted initiative, we identified savings opportunities that include streamlined processes and organizational changes. The principal component of the initiative was a voluntary separation program offered primarily to North America-based employees. During the fourth quarter of fiscal 2006, involuntary separations were communicated to certain employees. Under this initiative, we incurred expenses related to one-time termination benefits for 494 employees, of which 28 were involuntary, which benefits were based principally upon years of service.

In addition, we identified other cost savings opportunities to improve efficiencies in our distribution network and product offerings and to eliminate other nonessential costs. These charges primarily related to employee severance for facilities that are closing, contract cancellations, counter and door closings and product returns. An additional $2 million to $3 million is expected to be incurred in fiscal 2007 related to the cost savings initiative.

For the year ended June 30, 2006, aggregate expenses of $92.1 million were recorded as special charges related to the cost savings initiative in the accompanying consolidated statement of earnings. At June 30, 2006, $40.7 million and $28.2 million related to the cost savings initiative were recorded in other accrued liabilities and other noncurrent liabilities, respectively, in the accompanying consolidated balance sheet.

The following table summarizes the costs and expected savings associated with our cost savings initiative, which impacted, and will continue to impact, our operating expenses and cost of sales:

(In millions)	Fiscal 2006 expense	Fiscal 2006 payments	Accrued at June 30, 2006	Fiscal 2006 savings	Estimated future annual savings
Employee separation expenses	$75.9	$20.7	$55.2	$17.5	$45
Facility closures and product/distribution rationalization	12.5	—	12.5	11.7	21
Advertising and promotional effectiveness	3.7	2.5	1.2	9.8	10
	$92.1	$23.2	$68.9	$39.0	$76

OPERATING RESULTS

Operating income decreased 15%, or $107.2 million, to $619.6 million. Operating margin was 9.6% of net sales in fiscal 2006 as compared with 11.6% in the prior year. These results were negatively impacted by the effects of special charges related to our cost savings initiative of $92.1 million, or 1.4% of net sales. In addition to the special charges, net sales growth was more than offset by the increases in our cost of sales and operating expense margins as previously discussed.

The following discussions of Operating Results by *Product Categories and Geographic Regions* exclude the impact of special charges related to the implementation of our cost savings initiative. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business.

Product Categories

Operating income declined 79% or $28.1 million to $7.7 million in the fragrance product category reflecting lower sales and, to a lesser extent, expenses incurred related to development of new products and brands, partially offset by a shift in spending in certain of our core brands to other product categories. As we continue to support selected fragrances and develop new products, we anticipate the fragrance category to remain challenging during fiscal 2007. Skin care operating income decreased 5% or $19.4 million to $346.4 million primarily reflecting lower than anticipated net sales in certain of our core brands. Operating income increased 9% or $28.3 million to $329.4 million in the makeup product category primarily reflecting sales growth from our makeup artist brands, partially offset by declines in certain of our core brands. Hair care operating income increased 16% or $3.7 million to $26.5 million reflecting worldwide sales growth. In fiscal 2006, the merger of Federated Department Stores, Inc. and The May Department Stores Company had a negative impact on the operating results of our skin care, makeup and fragrance product categories, while incremental operating expenses associated with new accounting rules for stock-based compensation negatively impacted all of our product categories.

Geographic Regions

Operating income in the Americas decreased 6% or $22.1 million to $344.1 million, primarily reflecting challenges experienced by certain of our core brands, due in part to competitive pressures and retailer consolidations, and incremental operating expenses of approximately $33 million associated with new accounting rules for stock-based compensation. The ongoing success of our makeup artist and hair care brands and our internet distribution partially offset these challenges. We expect business disruptions to continue into fiscal 2007 at certain key retailers in the United States.

In Europe, the Middle East & Africa, operating income decreased 3% or $7.8 million to $297.5 million. This decrease was primarily due to lower results in Spain, Benelux (Belgium, the Netherlands and Luxembourg) and Italy of approximately $20 million, collectively. These decreases were partially offset by improvements of approximately $12 million in France, our travel retail business and Central Europe (Hungary, Poland and Czech Republic).

In Asia/Pacific, operating income increased 27% or $14.8 million to $70.1 million. This increase reflects improved results of approximately $16 million in Korea, Japan and China, partially offset by lower results in Taiwan and Thailand of approximately $4 million, collectively. As China is an emerging market for us, we have invested, and plan to continue to invest, in new brand expansion and business opportunities there.

INTEREST EXPENSE, NET

Net interest expense was $23.8 million as compared with $13.9 million in the prior year. The increase in net interest expense was primarily due to higher average interest rates and, to a lesser extent, higher average debt balances due to outstanding commercial paper during the year. The increased expense was partially offset by increased interest income related to higher investment interest rates.

PROVISION FOR INCOME TAXES

The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 2006 was 43.6% as compared with 41.2% in the prior year. The effective rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The Company's effective tax rate will change from year to year based on non-recurring and recurring factors including, but not limited to, the geographic mix of earnings, the timing and amount of foreign dividends, enacted tax legislation, state and local taxes, tax audit findings and settlements and the interaction of various global tax strategies.

On July 13, 2006, we announced a settlement with the Internal Revenue Service ("IRS") regarding its examination of our consolidated Federal income tax returns for the fiscal years ended June 30, 1998 through June 30, 2001. The settlement resolves previously disclosed issues raised during the IRS's examination, including transfer pricing and foreign tax credit computations. The settlement of these issues resulted in a tax charge of approximately $46 million in the fourth quarter of fiscal 2006 and represents the aggregate earnings impact of the settlement through fiscal 2006. In addition, during the fourth quarter of fiscal 2006, we completed the repatriation of foreign earnings through intercompany dividends as required under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). In connection with the repatriation, we finalized computations of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to our fiscal 2006 income tax provision of approximately $35 million.

The increase in the effective income tax rate was attributable to the tax settlement charge of approximately 770 basis points, an increase of approximately 60 basis points resulting from our foreign operations and an increase in nondeductible expenses of approximately 30 basis points. These increases were partially offset by the net reduction in the incremental tax charge relative to the repatriation of foreign earnings pursuant to the AJCA of approximately 570 basis points, as well as a reduction of approximately 50 basis points for miscellaneous items.

DISCONTINUED OPERATIONS

On April 10, 2006 (the "Effective Date"), we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products to Stila Corp. (the "Purchaser"), an affiliate of Sun Capital Partners, Inc., for consideration of $23.0 million. The sale price included cash of $9.3 million, a promissory note with a notional value of $13.3 million and a fair value of $11.0 million and convertible preferred stock with an aggregate liquidation preference of $5.0 million and a fair value of $2.7 million. As additional consideration for the purchased assets, and subject to the terms and conditions of the sale agreement, the Purchaser will pay us an amount equal to two percent of the annual net sales of the acquired business during the period commencing on the Effective Date and ending August 20, 2019. We will use these proceeds to satisfy our commitment under the 1999 agreement pursuant to which we originally purchased the Stila business. The Purchaser immediately assumed responsibility for all decisions regarding the operations of the Stila business and we agreed to divest ourself of continuing involvement in the Stila business, except as described below.

In fiscal 2006, we recorded charges of $80.3 million (net of $43.3 million tax benefit) to discontinued operations, which reflected the loss on the disposition of the business of $69.9 million, net of tax, and adjustments to the fair value of assets sold, the costs to dispose of those assets not acquired by the Purchaser and other costs in connection with the sale. The charges also include the operating losses of $10.4 million, net of tax, for the fiscal year ended June 30, 2006. Net sales associated with the discontinued operations were $45.1 million for the fiscal year ended June 30, 2006. All statements of earnings information for the prior years has been restated for comparative purposes, including the restatement of the makeup product category and each of the geographic regions presented in Note 17- Segment Data and Related Information.

In order to facilitate the transition of the Stila business to the Purchaser, we agreed to provide certain information systems, accounting and other back office services to the Purchaser in exchange for monthly service fees designed to recover the estimated costs of providing these transition services. We also agreed with the Purchaser to provide certain distribution and online services. In both cases, the services are expected to conclude in fiscal 2007. In addition, we agreed to manufacture and sell to the Purchaser a limited range of products for a period of up to four months following the Effective Date and, in the case of one product, of up to two years.

NET EARNINGS

Net earnings as compared with the prior fiscal year declined $161.9 million or 40% to $244.2 million and diluted net earnings per common share decreased 37% from $1.78 to $1.12. Net earnings from continuing operations as compared with the prior fiscal year decreased by $85.4 million or 21% to $324.5 million and diluted net earnings per common share from continuing operations decreased 17% from $1.80 to $1.49.

FISCAL 2005 AS COMPARED WITH FISCAL 2004

NET SALES

Net sales increased 9% or $538.5 million to $6,280.0 million reflecting growth in all major product categories, led by makeup and skin care, and growth in all geographic regions, led by Europe, the Middle East & Africa. Excluding the impact of foreign currency translation, net sales increased 7%.

Product Categories

Skin Care Net sales of skin care products increased 10% or $212.0 million to $2,352.1 million. Approximately $179 million of this sales increase was related to the introduction of Future Perfect Anti-Wrinkle Radiance Creme SPF 15 and launches in the Perfectionist and Re-Nutriv product lines by Estée Lauder, launches of Superdefense Triple Action Moisturizers SPF 25 and certain Repairwear products by Clinique, the introduction of certain American Beauty and Good Skin™ products and the recent launch of Modern Friction by Origins. On a combined basis, strong sales of products in Clinique's 3-Step Skin Care System and The Lifting Face Serum & The Lifting Intensifier by La Mer contributed approximately $29 million to the sales increase. Partially offsetting these increases was a decrease of approximately $52 million in sales of Perfectionist Correcting Serum for Lines/Wrinkles, Idealist Micro-D Deep Thermal Refinisher, and the White Light and LightSource lines of products by Estée Lauder. Excluding the impact of foreign currency translation, skin care net sales increased 7%.

Makeup Makeup net sales increased 13% or $267.4 million to $2,366.8 million. The growth included approximately $56 million of net sales from the launches of American Beauty and Flirt!, and higher sales of Bobbi Brown products, collectively. An increase of approximately $105 million was attributable to the recent launches of Superbalanced Compact Makeup SPF 20 and Colour Surge Eye Shadow from Clinique and Lash XL Maximum Length Mascara, Tender Blush, Pure Pops Brush-on Color and AeroMatte Ultralucent Pressed Powder by Estée Lauder. Also contributing to sales growth was approximately $70 million of increased sales from M·A·C's Small Eye Shadow, Studio Fix, Lustreglass and Pro Longwear Lipcolour. Partially offsetting these increases was a decrease of approximately $38 million in sales of the High Impact Mascara and High Impact Eye Shadow collections and the Glosswear line of products by Clinique as well as of Pure Color Lip Vinyl by Estée Lauder. Excluding the impact of foreign currency translation, makeup net sales increased 11%.

Fragrance Net sales of fragrance products increased 3% or $39.5 million to $1,260.6 million. The increase was due to approximately $188 million in sales generated by the fiscal 2005 launches of DKNY Be Delicious and DKNY Be Delicious Men, True Star from Tommy Hilfiger, Lauder Beyond Paradise Men from Estée Lauder, Happy To Be from Clinique and Donald Trump The Fragrance. Partially offsetting the new product sales were decreases in sales of approximately $92 million of Estée Lauder Beyond Paradise, Aramis Life and Clinique Simply, which were launched in the prior year, as well as decreases in sales of approximately $49 million of Tommy Jeans and Tommy from Tommy Hilfiger, certain other Aramis products and Lauder Intuition Men from Estée Lauder. Excluding the impact of foreign currency translation, fragrance net sales increased slightly. The fragrance category remained challenging in fiscal 2006.

Hair Care Hair care net sales increased 10% to $273.9 million. This increase amounting to $24.5 million was due to sales growth from Aveda and Bumble and bumble products. Aveda net sales increased as a result of sales of new professional color products and the introductions of Pure Abundance and Damage Remedy hair care products, while Bumble and bumble benefited from recent launches in its hair and scalp treatment line of products and the initial shipments of Crème de Coco shampoos and conditioners. Both of these brands also benefited from new points of distribution. Excluding the impact of foreign currency translation, hair care net sales increased 9%.

Geographic Regions

Net sales in the Americas increased 7% or $230.3 million to $3,351.1 million. This region experienced growth in all major categories which was fueled by the diversification in our product offerings as new products and brands mitigated challenges among certain core brands and successful fiscal 2004 launches. In the United States, our makeup artist and hair care brands along with products from our Aramis and Designer Fragrances Division contributed approximately $145 million to the increase. In addition, higher net sales in Canada and the inclusion of BeautyBank products contributed approximately $76 million, collectively.

In Europe, the Middle East & Africa, net sales increased 13% or $245.7 million to $2,109.1 million primarily due to higher net sales in the United Kingdom, our travel retail business, Spain, Portugal, South Africa and Greece of approximately $179 million, collectively. The increase in net sales included benefits from the effect of the weaker U.S. dollar as compared to various European currencies. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 7%.

Net sales in Asia/Pacific increased 8% or $62.5 million to $819.8 million. This increase reflected higher net sales of approximately $51 million in China, Hong Kong, Australia and Taiwan, partially offset by lower sales in Japan of approximately $4 million. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 4%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales was 25.5% and remained unchanged compared with fiscal 2004. Favorable net changes in production and supply chain efforts of approximately 30 basis points, primarily driven by favorable material sourcing, were offset by the net change in the mix of our business within our geographic regions and product categories, as discussed above, which includes the impact of the BeautyBank brands. Changes in exchange rates compared with the prior year had a de minimis net impact on our cost of sales margin.

Since certain promotional activities are a component of net sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands which have margin and product cost structures different from those of our existing brands.

OPERATING EXPENSES

Operating expenses as a percentage of net sales improved to 62.9% from 63.2% in fiscal 2004. Our planned increase in advertising, merchandising and sampling over the prior year of approximately 50 basis points was offset in full by our ongoing cost containment efforts to maintain expenses in line with our business needs. We also realized a benefit of approximately 30 basis points from the elimination of royalty payments previously made to Mrs. Estée Lauder.

Changes in advertising, sampling and merchandising spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Based on the growth of net sales, our constant cost of sales margin and the improvement in our operating expense margin as previously discussed, operating income increased 12% or $77.9 million to $726.8 million as compared with the prior fiscal year. Operating margins were 11.6% of net sales in fiscal 2005 as compared with 11.3% in fiscal 2004.

Product Categories

Operating income increased 15% or $38.5 million in makeup and 9% or $29.5 million in skin care reflecting overall sales growth and sales of recently launched products. Operating results also increased 44% or $11.0 million in fragrance reflecting sales growth from new and recently launched products. While we experienced improved results in fiscal 2005 due to these new launches, the fragrance business continues to be challenging. Hair care operating results decreased 3% or $0.8 million reflecting an increase in operating expenses related to the growth of our business in the United States as well as the opening of new points of distribution in Korea and Japan, partially offset by increases in net sales as previously discussed. Hair care results were also adversely impacted in fiscal 2005 by the need to make alternative arrangements due to the bankruptcy of a third-party supplier. The situation was rectified during fiscal 2005.

Geographic Regions

Operating income in the Americas increased 13% or $43.0 million to $366.2 million, primarily due to higher net sales resulting from an overall improvement in the retail environment, strong product launches and growth from our newer brands.

In Europe, the Middle East & Africa, operating income increased 10% or $28.4 million to $305.3 million primarily due to improved results from our travel retail business, Spain, the United Kingdom and Switzerland of approximately $33 million, collectively. Partially offsetting this improvement were lower results in France, which was negatively impacted by the consolidation of major retailers, and in Russia, where we converted our business from a distributor to a direct subsidiary, of approximately $6 million on a combined basis.

In Asia/Pacific, operating income increased 13% or $6.5 million to $55.3 million. This increase reflected improved results in Hong Kong, Taiwan, Thailand and Japan of approximately $10 million, collectively, partially offset by a decrease in operating income in Korea and China of approximately $6 million, combined. In addition, the Asia/Pacific region did not realize the benefits of spending behind new whitening products, which experienced a delay in launching during fiscal 2005.

INTEREST EXPENSE, NET

Net interest expense was $13.9 million as compared with $27.1 million in fiscal 2004. The decrease in net interest expense was due primarily to a $16.5 million decrease in preferred stock dividends as a result of the redemption of $291.6 million aggregate principal amount of the 2015 Preferred Stock on June 10, 2004 and the reduction in the dividend rate on the remaining $68.4 million of the 2015 Preferred Stock. This improvement was partially offset by an increase in interest expense as a result of higher debt balances and, to a lesser extent, higher interest rates.

PROVISION FOR INCOME TAXES

The provision for income taxes represents Federal, foreign, state and local income taxes. The effective rate for income taxes for fiscal 2005 was 41.2% as compared with 37.7% in fiscal 2004. The effective rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions, the effect of repatriating foreign earnings and certain nondeductible expenses.

During the fourth quarter of fiscal 2005, we formulated a plan to repatriate approximately $690 million of foreign earnings in fiscal 2006, which included $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million in fiscal 2005, which included an incremental tax charge of approximately $28 million.

The increase in the effective income tax rate was attributable to the incremental tax charge resulting from the repatriation plan of approximately 390 basis points and an increase of approximately 110 basis points resulting from our foreign operations. These increases were partially offset by a reduction in the amount of nondeductible preferred stock dividends of approximately 90 basis points, a decrease in state and local income taxes of approximately 40 basis points and an increase in tax credits of approximately 20 basis points.

NET EARNINGS

Net earnings and diluted net earnings per common share increased approximately 19% and 20%, respectively. Net earnings as compared with fiscal 2004 improved $64.0 million to $406.1 million and diluted net earnings per common share improved to $1.78 from $1.48. Net earnings from continuing operations increased by $31.4 million or 8% and diluted net earnings per common share from continuing operations increased 10% to $1.80 from $1.64 in the prior fiscal year. The planned repatriation of foreign earnings in accordance with the AJCA, as discussed above, resulted in an incremental tax charge of approximately $28 million, or $.12 per diluted common share.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds historically have been cash flows from operations and borrowings under commercial paper, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2006, we had cash and cash equivalents of $368.6 million compared with $553.3 million at June 30, 2005.

At June 30, 2006, our outstanding borrowings of $521.5 million included: (i) $230.0 million of 6% Senior Notes due January 2012 consisting of $250.0 million principal, unamortized debt discount of $0.6 million and a $19.4 million adjustment to reflect the fair value of an outstanding interest rate swap; (ii) $197.4 million of 5.75% Senior Notes due October 2033 consisting of $200.0 million principal and unamortized debt discount of $2.6 million; (iii) a 1.8 million Euro note (approximately $1.9 million at the exchange rate at June 30, 2006) payable semi-annually through February 2008 at a variable interest rate; (iv) $7.1 million of capital lease obligations; (v) a 3.0 billion yen short-term borrowing under a revolving credit facility (approximately $26.2 million at the exchange rate at June 30, 2006); (vi) $38.0 million of outstanding loan participation notes due July 2006 at an initial interest rate of 5.41%; and (vii) $20.9 million of other short-term borrowings.

We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. Our commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. Our long-term credit ratings are A+ with a stable outlook by Standard & Poor's and A1 with a stable outlook by Moody's. At June 30, 2006, we had no commercial paper outstanding. We also have an effective shelf registration statement covering the potential issuance of up to an additional $300.0 million in debt securities and $150.2 million in additional uncommitted credit facilities, of which $20.9 million was used as of June 30, 2006.

We have an unused $600.0 million senior revolving credit facility that expires on May 27, 2010. The facility may be used for general corporate purposes, including financing working capital, and also as credit support for our commercial paper program. Up to the equivalent of $250.0 million of the facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or the Federal funds rate plus 1/2%. The credit facility has an annual fee of $0.4 million, payable quarterly, based on our current credit ratings. As of June 30, 2006, we were in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens.

In May 2006, we entered into a fixed rate promissory note agreement with a financial institution for the primary purpose of funding cash dividend repatriations from certain of our international affiliates to the United States as permitted by the AJCA. Under the agreement, we may borrow up to $150.0 million in the form of loan participation notes which were issued by one of our subsidiaries in Europe. The interest rate on borrowings under this agreement will be an all-in fixed rate determined by the lender and agreed to by us at the date of each borrowing. At June 30, 2006, $38.0 million was outstanding under this agreement and the notes are being refinanced on a periodic basis as they mature at the then prevailing market interest rates. Debt issuance costs incurred related to this agreement were de minimis.

In March 2006, we entered into a 3.0 billion yen revolving credit facility that expires on March 24, 2009. The interest rate on borrowings under the credit facility is based on TIBOR (Tokyo Interbank Offered Rate) and a 10 basis point facility fee is incurred on the undrawn balance. We borrowed 3.0 billion yen under the new facility on March 28, 2006 to repay the previously outstanding 3.0 billion yen term loan that was to mature on that date. The outstanding balance at June 30, 2006 ($26.2 million at the exchange rate at June 30, 2006) is classified as short-term debt on our consolidated balance sheet.

In October 2005, we redeemed the remaining $68.4 million of the 2015 Preferred Stock that was outstanding at June 30, 2005 and paid the accrued dividends thereon.

Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper or loan participation notes, issue long-term debt securities or borrow under the revolving credit facility or other credit facilities.

Total debt as a percent of total capitalization was 24% at June 30, 2006 and 30% at June 30, 2005.

The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher selling prices or increase selling prices sufficiently to offset cost increases, which have been moderate.

We believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations and capital expenditures on both a near-term and long-term basis.

Cash Flows

Net cash provided by operating activities was $709.8 million in fiscal 2006 as compared with $478.1 million in fiscal 2005. The net increase in operating cash flows for fiscal 2006 as compared with fiscal 2005 primarily reflected favorable changes in certain working capital accounts, partially offset by a decrease in net earnings from continuing operations. Net accounts receivable balances decreased primarily reflecting higher collections domestically during fiscal 2006. Inventory levels remained constant at June 30, 2006 as compared to June 30, 2005 due to our efforts to better manage our inventory. Increases in other accrued liabilities primarily reflected higher advertising, merchandising and sampling accruals compared to the prior year, as well as significant deferred compensation and supplemental pension payments made to retired executives in fiscal 2005. Additional increases in other accrued liabilities and other noncurrent liabilities reflected accrued employee separation benefits related to the Company's cost savings initiative.

Net cash provided by operating activities was $478.1 million in fiscal 2005 and $673.0 million in fiscal 2004. The net decrease reflected changes in certain working capital accounts, partially offset by decreases in net deferred taxes and an increase in net earnings from continuing operations. The change in other accrued liabilities primarily reflected the payment of significant deferred compensation and supplemental payments made to retired executives in fiscal 2005. Accounts receivable increased as a result of sales growth in fiscal 2005, reflecting growth in international markets and customers which generally carry longer payment terms. The timing of payments from certain domestic customers as well as shipments that occurred later in the period also contributed to increased accounts receivable. The increase in inventory was primarily due to actual and anticipated sales levels, the building of safety stock in our new distribution center in Europe, and, to a lesser extent, the inclusion of new points of distribution. The shift in cash activities related to accounts payable reflected the timing of disbursements year-over-year as well as the initiation of a vendor-managed inventory program. Net deferred taxes decreased primarily due to the then-anticipated repatriation of foreign earnings in fiscal 2006 as a result of the AJCA and the realization of the tax benefits related to payments made to retired executives.

Net cash used for investing activities was $303.2 million in fiscal 2006 compared with $237.0 million in fiscal 2005 and $213.7 million in fiscal 2004. The increase in cash flows used for investing activities during fiscal 2006 primarily reflected the cash payment related to the Jo Malone Limited earn-out provision and, to a lesser extent, Aveda distributor acquisitions. Capital expenditures also increased in fiscal 2006 primarily reflecting our continuing company-wide initiative to upgrade our information systems, which was initiated in fiscal 2005. Fiscal 2005 capital expenditures reflected those costs related to our information systems as well as the investment in leasehold improvements in our corporate offices. Capital expenditures in fiscal 2004 primarily reflected the continued upgrade of manufacturing equipment, dies and molds, new store openings, store improvements, counter construction and information technology enhancements. In fiscal 2007, we expect to purchase the remaining equity interest in Bumble and Bumble Products, LLC and Bumble and Bumble, LLC.

Cash used for financing activities was $594.6 million, $300.4 million and $216.0 million in fiscal 2006, 2005 and 2004, respectively. In addition to common stock repurchases and dividend payments, cash flows used for financing activities reflected the repayment of short-term commercial paper that was outstanding at June 30, 2005 and the October 2005 redemption of the remaining 2015 Preferred Stock. These outflows were partially offset by short-term borrowings under our loan participation note program. The 3.0 billion yen term loan outstanding at the end of fiscal 2005 was refinanced by borrowings under the new 3.0 billion yen revolving credit facility that we entered into in March 2006. The net cash used for financing activities in fiscal 2005 primarily reflected common stock repurchases and dividend payments, partially offset by the issuance of short-term commercial paper to fund working capital needs and the receipt of proceeds from employee stock option transactions. The net cash used for financing activities in fiscal 2004 primarily related to the redemption of $291.6 million aggregate principal amount of the 2015 Preferred Stock, common stock repurchases and dividend payments partially offset by proceeds from the issuance of the 5.75% Senior Notes and from employee stock option transactions.

Dividends

On November 10, 2005, the Board of Directors declared an annual dividend of $.40 per share, or $85.5 million, on our Class A and Class B Common Stock, which was paid on December 28, 2005 to stockholders of record at the close of business on December 9, 2005. The annual common stock dividend declared during fiscal 2005 was $.40 per share, or $90.1 million, which was paid on December 28, 2004 to stockholders of record at the close of business on December 10, 2004. Dividends on the 2015 Preferred Stock were $0.5 million and $0.9 million for the fiscal years ended June 30, 2006 and 2005, respectively. These dividends have been characterized as interest expense in the accompanying consolidated statements of earnings for the respective fiscal years.

Pension Plan Funding and Expense

We maintain pension plans covering substantially all of our full-time employees for our U.S. operations and a majority of our international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In the United States, we maintain a trust-based, noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan"). Additionally, we have an unfunded, nonqualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations. Our international pension plans are comprised of defined benefit and defined contribution plans.

Several factors influence our annual funding requirements. For the U.S. Qualified Plan, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and subsequent pension legislation, and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in *"Critical Accounting Polices and Estimates"*). The effect of our pension plan funding on future operating results will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

For fiscal 2006 and 2005, there was no minimum contribution to the U.S. Qualified Plan required by ERISA. However, while we did not make any cash contributions pursuant to the plan during fiscal 2006, we made cash contributions of $2.0 million during fiscal 2005 at management's discretion. During fiscal 2007, we do not expect to make any cash contributions to the U.S. Qualified Plan.

For fiscal 2006 and 2005, we made benefit payments under our non-qualified domestic noncontributory pension plan of $7.4 million and $5.0 million, respectively. We expect to make benefit payments under this plan during fiscal 2007 of $10.3 million. For fiscal 2006 and 2005, we made cash contributions to our international pension plans of $25.7 million and $29.2 million, respectively. We expect to make contributions under these plans during fiscal 2007 of $18.8 million.

In addition, at June 30, 2006 and 2005, we recognized a liability on our balance sheet for each pension plan if the fair market value of the assets of that plan was less than the accumulated benefit obligation and, accordingly, a benefit or a charge was recorded in accumulated other comprehensive income (loss) in shareholders' equity for the change in such liability. During fiscal 2006, we recorded a benefit, net of deferred tax, of $29.9 million while in fiscal 2005, we recorded a charge, net of deferred tax, of $11.4 million to accumulated other comprehensive income (loss).

Commitments and Contingencies

Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. The payments typically are made after a certain period of time and our next earn-out payment will be made in fiscal 2007, when we expect to purchase the remaining equity interest in Bumble and Bumble Products, LLC and Bumble and Bumble, LLC. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

For additional contingencies, refer to *"Legal Proceedings"* in Note 14 of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2006:

		Payments Due in Fiscal					
	Total	2007	2008	2009	2010	2011	Thereafter
(In millions)							
Debt service[1]	$ 982.9	$ 120.6	$ 34.1	$ 31.6	$ 30.6	$ 30.6	$ 735.4
Operating lease commitments[2]	1,224.3	157.7	145.8	134.2	118.9	102.2	565.5
Unconditional purchase obligations[3]	1,365.6	872.8	200.8	64.3	84.0	41.3	102.4
Cost savings initiative obligations[4]	70.5	41.2	18.6	5.5	2.6	2.6	—
Total contractual obligations	$3,643.3	$1,192.3	$399.3	$235.6	$236.1	$176.7	$1,403.3

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Refer to Note 8 of Notes to Consolidated Financial Statements.

(2) Refer to Note 14 of Notes to Consolidated Financial Statements.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations and commitments pursuant to executive compensation arrangements. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2006, without consideration for potential renewal periods.

(4) Refer to "Results of Operations, *Fiscal 2006 as Compared with Fiscal 2005—Operating Expenses.*"

Derivative Financial Instruments and Hedging Activities

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts and foreign currency options to reduce the effects of fluctuating foreign currency exchange rates. We also enter into interest rate derivative contracts to manage the effects of fluctuating interest rates. We categorize these instruments as entered into for purposes other than trading.

For each derivative contract entered into where we look to obtain special hedge accounting treatment, we formally document the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, then we will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

We enter into forward exchange contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on our costs and on the cash flows that we receive from foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. We also enter into foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The forward exchange contracts and foreign currency options entered into to hedge anticipated transactions have been designated as cash-flow hedges. Hedge effectiveness of forward exchange contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both forward exchange and foreign currency option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. As of June 30, 2006, these cash-flow hedges were highly effective, in all material respects.

As a matter of policy, we only enter into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. We do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of default under these hedging contracts is remote and in any event would not be material to the consolidated financial results. The contracts have varying maturities through the end of June 2007. Costs associated with entering into such contracts have not been material to our consolidated financial results. We do not utilize derivative financial instruments for trading or speculative purposes.

At June 30, 2006, we had foreign currency contracts in the form of forward exchange contracts and option contracts in the amount of $782.6 million and $130.2 million, respectively. The foreign currencies included in forward exchange contracts (notional value stated in U.S. dollars) are principally the Euro ($238.5 million), Swiss franc ($98.5 million), British pound ($92.4 million), Canadian dollar ($71.7 million), Japanese yen ($50.6 million), Australian dollar ($50.5 million) and South Korean won ($33.1 million). The foreign currencies included in the option contracts (notional value stated in U.S. dollars) are principally the Japanese yen ($32.0 million), Euro ($27.7 million), Canadian dollar ($22.8 million), Swiss franc ($14.8 million) and South Korean won ($13.4 million).

Interest Rate Risk Management

We enter into interest rate derivative contracts to manage the exposure to fluctuations of interest rates on our funded and unfunded indebtedness for periods consistent with the identified exposures. All interest rate derivative contracts are with large financial institutions rated as strong investment grade by a major rating agency.

We have an interest rate swap agreement with a notional amount of $250.0 million to effectively convert fixed interest on the existing $250.0 million 6% Senior Notes to variable interest rates based on six-month LIBOR. We designated the swap as a fair-value hedge. As of June 30, 2006, the fair-value hedge was highly effective, in all material respects.

Market Risk

We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The measured value-at-risk, calculated as an average, for the twelve months ended June 30, 2006 related to our foreign exchange contracts and our interest rate contracts was $10.8 million and $7.7 million, respectively. The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths.

Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the FASB issued FASB Interpretation Number ("FIN") 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. We are currently evaluating the impact FIN 48 will have on our consolidated financial statements when it becomes effective for us in fiscal 2008 and are unable, at this time, to quantify the impact, if any, to retained earnings at the time of adoption.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "may," "should," "could," "anticipate," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2) our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our core brands, including gift with purchase, and in our fragrance business;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors and ownership of competitors by our customers that are retailers;

(4) destocking by retailers;

(5) the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8) changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products, changes in accounting standards, tax laws and regulations, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10) changes in global or local conditions, including those due to natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers or suppliers, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e., focus factories) or at our distribution or inventory centers;

(12) real estate rates and availability, which may affect our ability to increase the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13) changes in product mix to products which are less profitable;

(14) our ability to acquire, develop or implement new information and distribution technologies, on a timely basis and within our cost estimates;

(15) our ability to capitalize on opportunities for improved efficiency, such as publicly-announced cost savings initiatives and the success of Stila under new ownership, and to integrate acquired businesses and realize value therefrom;

(16) consequences attributable to the events that are currently taking place in the Middle East, including terrorist attacks, retaliation and the threat of further attacks or retaliation;

(17) the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18) additional factors as described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

We assume no responsibility to update forward-looking statements made herein or otherwise.

JUNE 30 (In millions)	**2006**	2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 368.6**	$ 553.3
Accounts receivable, net	**771.2**	776.6
Inventory and promotional merchandise, net	**766.3**	768.3
Prepaid expenses and other current assets	**270.8**	204.4
Total current assets	**2,176.9**	2,302.6
Property, Plant and Equipment, net	**758.0**	694.2
Other Assets		
Investments, at cost or market value	**13.4**	12.3
Goodwill	**635.8**	720.6
Other intangible assets, net	**77.0**	71.8
Other assets, net	**123.0**	84.3
Total other assets	**849.2**	889.0
Total assets	**$3,784.1**	$3,885.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	**$ 89.7**	$ 263.6
Accounts payable	**264.5**	249.4
Accrued income taxes	**135.5**	109.9
Other accrued liabilities	**948.5**	874.8
Total current liabilities	**1,438.2**	1,497.7
Noncurrent Liabilities		
Long-term debt	**431.8**	451.1
Other noncurrent liabilities	**266.4**	228.4
Total noncurrent liabilities	**698.2**	679.5
Commitments and Contingencies (see Note 14)		
Minority interest	**25.4**	15.8
Stockholders' Equity		
Common stock, $.01 par value; 650,000,000 shares Class A authorized; shares issued: 164,837,563 at June 30, 2006 and 159,837,545 at June 30, 2005; 240,000,000 shares Class B authorized; shares issued and outstanding: 85,305,915 at June 30, 2006 and 87,640,901 at June 30, 2005	**2.5**	2.5
Paid-in capital	**581.0**	465.2
Retained earnings	**2,361.9**	2,203.2
Accumulated other comprehensive income	**64.7**	9.4
	3,010.1	2,680.3
Less: Treasury stock, at cost; 38,382,458 Class A shares at June 30, 2006 and 27,174,160 Class A shares at June 30, 2005	**(1,387.8)**	(987.5)
Total stockholders' equity	**1,622.3**	1,692.8
Total liabilities and stockholders' equity	**$3,784.1**	$3,885.8

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED JUNE 30	2006	2005	2004
(In millions)			
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	$ 2.5	$ 2.4	$ 2.4
Stock compensation programs	—	0.1	—
Common stock, end of year	2.5	2.5	2.4
Paid-in capital, beginning of year	465.2	382.3	293.7
Stock compensation programs	115.8	82.9	88.6
Paid-in capital, end of year	581.0	465.2	382.3
Retained earnings, beginning of year	2,203.2	1,887.2	1,613.6
Common stock dividends	(85.5)	(90.1)	(68.5)
Net earnings for the year	244.2	406.1	342.1
Retained earnings, end of year	2,361.9	2,203.2	1,887.2
Accumulated other comprehensive income (loss), beginning of year	9.4	10.5	(53.1)
Other comprehensive income (loss)	55.3	(1.1)	63.6
Accumulated other comprehensive income (loss), end of year	64.7	9.4	10.5
Treasury stock, beginning of year	(987.5)	(548.9)	(433.0)
Acquisition of treasury stock, net of issuances	(400.3)	(438.6)	(115.9)
Treasury stock, end of year	(1,387.8)	(987.5)	(548.9)
Total stockholders' equity	**$1,622.3**	$1,692.8	$1,733.5
COMPREHENSIVE INCOME			
Net earnings	$ 244.2	$ 406.1	$ 342.1
Other comprehensive income (loss):			
Net unrealized investment gains (losses)	0.1	0.3	(0.6)
Net derivative instrument gains (losses)	(1.7)	1.8	11.7
Net minimum pension liability adjustments	29.9	(11.4)	16.0
Translation adjustments	27.0	8.2	36.5
Other comprehensive income (loss)	55.3	(1.1)	63.6
Total comprehensive income	**$ 299.5**	$ 405.0	$ 405.7

See notes to consolidated financial statements.

YEAR ENDED JUNE 30 (In millions)	2006	2005 *Revised*	2004 *Revised*
Cash Flows from Operating Activities			
Net earnings	**$ 244.2**	$ 406.1	$ 342.1
Adjustments to reconcile net earnings to net cash flows provided by operating activities:			
Depreciation and amortization	**198.4**	196.7	191.7
Deferred income taxes	**(74.3)**	104.9	18.3
Minority interest, net of tax	**11.6**	9.3	8.9
Non-cash stock-based compensation	**35.9**	(1.2)	7.9
Excess tax benefits from stock-based compensation arrangements	**(6.7)**	—	—
Loss on disposal of fixed assets	**13.2**	9.8	5.6
Discontinued operations, net of tax	**80.3**	—	33.3
Other non-cash items	**0.8**	1.1	0.8
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	**14.6**	(106.6)	(18.4)
Decrease (increase) in inventory and promotional merchandise, net	**1.9**	(105.1)	(45.7)
Decrease in other assets	**7.0**	6.0	16.2
Increase (decrease) in accounts payable	**9.1**	(23.9)	29.8
Increase in accrued income taxes	**63.5**	21.0	17.3
Increase (decrease) in other accrued liabilities	**66.2**	(47.5)	75.5
Increase (decrease) in other noncurrent liabilities	**61.6**	8.6	(7.9)
Net cash flows provided by operating activities of continuing operations	727.3	479.2	675.4
Net cash flows used for operating activities of discontinued operations	(17.5)	(1.1)	(2.4)
Net cash flows provided by operating activities	709.8	478.1	673.0
Cash Flows from Investing Activities			
Capital expenditures	**(260.6)**	(229.6)	(212.1)
Capital expenditures of discontinued operations	**(0.6)**	—	(0.1)
Acquisition of businesses, net of cash acquired	**(51.7)**	(7.1)	(4.4)
Proceeds from divestitures	**9.3**	—	3.0
Proceeds from disposition of long-term investments	**0.5**	—	—
Purchases of long-term investments	**(0.1)**	(0.3)	(0.1)
Net cash flows used for investing activities	(303.2)	(237.0)	(213.7)
Cash Flows from Financing Activities			
Increase (decrease) in short-term debt, net	**(82.0)**	158.6	(2.0)
Proceeds from issuance of long-term debt, net	—	—	195.5
Proceeds from the net settlement of treasury lock agreements	—	—	15.0
Repayments and redemptions of long-term debt	**(97.8)**	(2.5)	(293.7)
Net proceeds from employee stock transactions	**67.3**	80.6	61.4
Excess tax benefits from stock-based compensation arrangements	**6.7**	—	—
Payments to acquire treasury stock	**(400.5)**	(438.6)	(115.9)
Dividends paid to stockholders	**(85.4)**	(90.1)	(68.5)
Distributions made to minority holders of consolidated subsidiaries	**(2.9)**	(8.4)	(7.8)
Net cash flows used for financing activities	(594.6)	(300.4)	(216.0)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3.3	1.0	4.2
Net Increase (Decrease) in Cash and Cash Equivalents	(184.7)	(58.3)	247.5
Cash and Cash Equivalents at Beginning of Year	553.3	611.6	364.1
Cash and Cash Equivalents at End of Year	**$ 368.6**	$ 553.3	$ 611.6
Supplemental disclosures of cash flow information (see Note 16)			
Cash paid during the year for:			
Interest	**$ 33.8**	$ 23.1	$ 35.9
Income Taxes	**$ 256.9**	$ 164.4	$ 193.1

See notes to consolidated financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under the following brand names: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, Rodan + Fields, American Beauty, Flirt!, Good Skin™ and Grassroots. The Estée Lauder Companies Inc. is also the global licensee of the Tommy Hilfiger, Donna Karan, Michael Kors, Donald Trump, Sean John, Missoni and Daisy Fuentes brand names for fragrances and cosmetics.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company") as continuing operations, with the exception of the operating results of its reporting unit that marketed and sold Stila brand products, which have been reflected as discontinued operations for fiscal 2006, 2005 and 2004 and the reporting unit that sold *jane* brand products, which have been reflected as discontinued operations for fiscal 2004 (see Note 4). All significant intercompany balances and transactions have been eliminated.

Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation for comparative purposes.

Net Earnings Per Common Share

For the years ended June 30, 2006, 2005 and 2004, net earnings per common share ("basic EPS") is computed by dividing net earnings by the weighted average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). Net earnings per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from stock-based awards.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

YEAR ENDED JUNE 30	**2006**	2005	2004
(In millions, except per share data)			
Numerator:			
Net earnings from continuing operations	**$324.5**	$409.9	$378.5
Discontinued operations, net of tax	**(80.3)**	(3.8)	(36.4)
Net earnings attributable to common stock	**$244.2**	$406.1	$342.1
Denominator:			
Weighted average common shares outstanding — Basic	**215.0**	225.3	228.2
Effect of dilutive securities: Stock options and restricted share units	**2.4**	3.3	3.4
Weighted average common shares outstanding — Diluted	**217.4**	228.6	231.6
Basic net earnings per common share:			
Net earnings from continuing operations	**$ 1.51**	$ 1.82	$ 1.66
Discontinued operations, net of tax	**(.37)**	(.02)	(.16)
Net earnings	**$ 1.14**	$ 1.80	$ 1.50
Diluted net earnings per common share:			
Net earnings from continuing operations	**$ 1.49**	$ 1.80	$ 1.64
Discontinued operations, net of tax	**(.37)**	(.02)	(.16)
Net earnings	**$ 1.12**	$ 1.78	$ 1.48

As of June 30, 2006, 2005 and 2004, options to purchase 13.6 million, 12.5 million and 6.6 million shares, respectively, of Class A Common Stock were not included in the computation of diluted EPS because the exercise prices of those options were greater than the average market price of the common stock and their inclusion would be anti-dilutive. The options were still outstanding at the end of the applicable periods.

Cash and Cash Equivalents

Cash and cash equivalents include $66.2 million and $332.9 million of short-term time deposits at June 30, 2006 and 2005, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts and customer deductions of $27.1 million and $28.9 million as of June 30, 2006 and 2005, respectively.

Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at weighted average rates of exchange for the year. Unrealized translation gains or losses are reported as cumulative translation adjustments through other comprehensive income. Such adjustments amounted to $27.0 million, $8.2 million and $36.5 million of unrealized translation gains in fiscal 2006, 2005 and 2004, respectively.

The Company enters into forward foreign exchange contracts and foreign currency options to hedge foreign currency transactions for periods consistent with its identified exposures. Accordingly, the Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange gains of $4.0 million in fiscal 2006 and net exchange losses of $15.8 million and $14.5 million in fiscal 2005 and 2004, respectively.

Inventory and Promotional Merchandise

Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being determined on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers.

JUNE 30	2006	2005
(In millions)		
Inventory and promotional merchandise consists of:		
Raw materials	**$151.0**	$149.9
Work in process	**44.2**	43.2
Finished goods	**407.1**	403.4
Promotional merchandise	**164.0**	171.8
	$766.3	$768.3

Property, Plant and Equipment

Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are carried at cost less accumulated depreciation and amortization. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

JUNE 30	2006	2005
(In millions)		
Asset (Useful Life)		
Land	**$ 13.7**	$ 13.6
Buildings and improvements (10 to 40 years)	**161.7**	160.8
Machinery and equipment (3 to 10 years)	**803.0**	721.2
Furniture and fixtures (5 to 10 years)	**108.2**	109.1
Leasehold improvements	**790.8**	703.9
	1,877.4	1,708.6
Less accumulated depreciation and amortization	**1,119.4**	1,014.4
	$ 758.0	$ 694.2

Depreciation and amortization of property, plant and equipment was $189.9 million, $186.3 million and $175.1 million in fiscal 2006, 2005 and 2004, respectively. Depreciation and amortization related to the Company's manufacturing process is included in cost of sales and all other depreciation and amortization is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings.

Goodwill and Other Intangible Assets

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements established financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically, the standards address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements. In accordance with SFAS No. 142, intangible assets, including purchased goodwill, must be evaluated for impairment. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized.

In accordance with SFAS No. 142, the impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. To determine fair value, the Company relied on three valuation models: guideline public companies, acquisition analysis and discounted cash flow. For goodwill valuation purposes only, the revised fair value of a reporting unit would be allocated to the assets and liabilities of the business unit to arrive at an implied fair value of goodwill, based upon known facts and circumstances, as if the acquisition occurred at that time.

During fiscal 2006, the Company sold certain assets and operations of its reporting unit that marketed and sold Stila brand products. In conjunction with the sale, the Company reduced its goodwill by $91.3 million, which is reported as a component of discontinued operations in the accompanying consolidated statements of earnings.

In February 2004, the Company sold the assets and operations of its reporting unit that sold *jane* brand products. Based on an assessment of the tangible and intangible assets of this business, the Company determined that the carrying amount of these assets as then reflected on the Company's consolidated balance sheet exceeded their estimated fair value. In accordance with the assessment, the Company recorded a goodwill impairment charge in the amount of $26.4 million for fiscal 2004, which is reported as a component of discontinued operations in the accompanying consolidated statements of earnings.

Goodwill

The Company assigns goodwill of a reporting unit to the product category in which that reporting unit predominantly operates at the time of its acquisition. The change in the carrying amount of goodwill, including the effect of foreign exchange rates is as follows:

YEAR ENDED OR AT JUNE 30	2004	Additions	Reductions	2005	Additions	Reductions	**2006**
(In millions)							
Skin Care	$ 15.0	$ 4.0	$—	$ 19.0	$1.3	$ —	**$ 20.3**
Makeup	315.8	2.8	—	318.6	—	91.3	**227.3**
Fragrance	15.5	39.7	—	55.2	—	1.3	**53.9**
Hair Care	326.0	1.8	—	327.8	6.5	—	**334.3**
Total	$672.3	$48.3	$—	$720.6	$7.8	$92.6	**$635.8**

The reduction of goodwill in fiscal 2006 related to the sale of the Stila brand. Included in fiscal 2005 additions to goodwill was $37.7 million related to a payment made in fiscal 2006 to satisfy an earn-out provision related to the Company's acquisition of Jo Malone Limited in October 1999.

Other Intangible Assets

Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses purchased by the Company. Indefinite lived assets (e.g., trademarks) are not subject to amortization and are evaluated annually for impairment or sooner if certain events or circumstances indicate a potential impairment. Patents are amortized on a straight-line basis over the shorter of the legal term or the useful life of the patent, approximately 20 years. Other intangible assets (e.g., non-compete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 2 years to 10 years. Intangible assets related to license agreements are amortized on a straight-line basis over their useful lives based on the terms of their respective agreements, currently approximately 10 years to 16 years, and are subject to impairment testing if certain events or circumstances indicate a potential impairment.

Other intangible assets consist of the following:

JUNE 30, 2006	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)			
License agreements	**$ 42.9**	**$ 19.7**	**$23.2**
Trademarks and other	**148.6**	**95.0**	**53.6**
Patents	**0.5**	**0.3**	**0.2**
Total	**$192.0**	**$115.0**	**$77.0**

JUNE 30, 2005	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)			
License agreements	$ 42.9	$ 15.5	$27.4
Trademarks and other	138.0	93.8	44.2
Patents	0.5	0.3	0.2
Total	$181.4	$109.6	$71.8

The aggregate amortization expenses related to amortizable intangible assets for the years ended June 30, 2006, 2005 and 2004 were $5.5 million, $4.6 million and $4.0 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

ESTIMATED EXPENSE IN FISCAL	2007	2008	2009	2010	2011
(In millions)					
Aggregate amortization expense	$5.1	$4.9	$3.5	$3.5	$3.5

Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income ("OCI") included in the accompanying consolidated balance sheets consist of the following:

YEAR ENDED JUNE 30	**2006**	2005	2004
(In millions)			
Net unrealized investment gains, beginning of year	**$ 0.4**	$ 0.1	$ 0.7
Unrealized investment gains (losses)	**0.1**	0.5	(1.0)
Benefit (provision) for deferred income taxes	**—**	(0.2)	0.4
Net unrealized investment gains, end of year	**0.5**	0.4	0.1
Net derivative instruments, beginning of year	**12.0**	10.2	(1.5)
Gain (loss) on derivative instruments	**5.2**	(9.1)	1.6
Benefit (provision) for deferred income taxes on derivative instruments	**(1.7)**	3.0	(1.4)
Reclassification to earnings during the year	**(8.3)**	11.8	17.2
Benefit (provision) for deferred income taxes on reclassification	**3.1**	(3.9)	(5.7)
Net derivative instruments, end of year	**10.3**	12.0	10.2
Net minimum pension liability adjustments, beginning of year	**(36.0)**	(24.6)	(40.6)
Minimum pension liability adjustments	**41.4**	(15.5)	26.6
Benefit (provision) for deferred income taxes	**(11.5)**	4.1	(10.6)
Net minimum pension liability adjustments, end of year	**(6.1)**	(36.0)	(24.6)
Cumulative translation adjustments, beginning of year	**33.0**	24.8	(11.7)
Translation adjustments	**27.0**	8.2	36.5
Cumulative translation adjustments, end of year	**60.0**	33.0	24.8
Accumulated other comprehensive income	**$ 64.7**	$ 9.4	$ 10.5

Of the $10.3 million, net of tax, derivative instrument gain recorded in OCI at June 30, 2006, $12.0 million, net of tax, related to the October 2003 gain from the settlement of the treasury lock agreements upon the issuance of the 5.75% Senior Notes due October 2033, which will be reclassified to earnings as an offset to interest expense over the life of the debt. This was offset by $1.7 million in losses, net of tax, related to forward and option contracts which the Company will reclassify to earnings during the next twelve months.

Revenue Recognition

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and, in the Europe, Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale (e.g., at the Company's retail stores).

Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 5.0% in fiscal 2006 and 4.6% in fiscal 2005 and 2004.

Payments to Customers

The Company is subject to the provisions of Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with this guidance, the Company has recorded the revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

The Company enters into transactions related to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. The Company's share of the cost of these transactions (regardless of to whom they were paid) are reflected in selling, general and administrative expenses in the accompanying consolidated statements of earnings and were approximately $912 million, $898 million and $838 million in fiscal 2006, 2005 and 2004, respectively.

Advertising and Promotion

Costs associated with advertising are expensed during the year as incurred. Global net advertising and promotion expenses, which primarily include television, radio and print media, and promotional expenses, such as products used as sales incentives, were $1,793.1 million, $1,793.7 million and $1,595.5 million in fiscal 2006, 2005 and 2004, respectively. These amounts include activities relating to purchase with purchase and gift with purchase promotions that are reflected in net sales and cost of sales.

Advertising, merchandising and sampling expenses included in operating expenses were $1,586.3 million, $1,577.1 million and $1,410.4 million in fiscal 2006, 2005 and 2004, respectively.

Research and Development

Research and development costs are included in advertising, merchandising and sampling and amounted to $72.0 million, $72.3 million and $67.2 million in fiscal 2006, 2005 and 2004, respectively. Research and development costs are expensed as incurred.

Operating Leases

The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

Related Party Royalties

On April 24, 2004, Mrs. Estée Lauder passed away. As a result, the royalty payments previously made to her since 1969 in connection with the Company's purchase of the "Estée Lauder" trademark outside the United States ceased to accrue. Royalty payments totaling $18.8 million were charged to expense in fiscal 2004.

License Arrangements

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of approximately 2 years to 11 years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 2 years to 24 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create new business. In some cases, the Company acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases, intangible assets are capitalized and amortized over their useful lives based on the terms of the agreement and are subject to impairment testing if certain events or circumstances indicate a potential impairment.

Stock-Based Compensation

As of June 30, 2006, the Company had established a number of share incentive programs as discussed in more detail in Note 13 – Stock Programs. Prior to fiscal 2006, the Company applied the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for stock options and share units granted under these programs. Under the intrinsic value method, no compensation expense was recognized if the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of the grant. Accordingly, no compensation cost was recognized in the accompanying consolidated statements of earnings prior to fiscal year 2006 on stock options granted to employees, since all options granted under the Company's share incentive programs had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective July 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and supersedes APB No. 25. SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior years' financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro-forma disclosures in prior years. SFAS No. 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

Concentration of Credit Risk

The Company is a worldwide manufacturer, marketer and distributor of skin care, makeup, fragrance and hair care products. Domestic and international sales are made primarily to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

During fiscal 2006, Federated Department Stores, Inc. acquired The May Department Stores Company, resulting in the merger of the Company's previous two largest customers. This customer sells products primarily within North America and accounted for $1,005.8 million, or 16%, of the Company's consolidated net sales in fiscal 2006 and $105.4 million, or 14%, of its accounts receivable at June 30, 2006. No single customer accounted for more than 10% of the Company's net sales or accounts receivable during fiscal 2005, or 2004.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. Actual results could differ from those estimates and assumptions.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they be measured at fair value.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation Number ("FIN") 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements when it becomes effective for the Company in fiscal 2008 and is unable, at this time, to quantify the impact, if any, to retained earnings at the time of adoption.

NOTE 3 – PUBLIC OFFERINGS

In June 2004, three Lauder family trusts sold a total of 13,000,000 shares of Class A Common Stock in a registered public offering. The Company did not receive any proceeds from the sales of these shares. The cost of this offering was borne by the selling stockholders.

NOTE 4 – ACQUISITION AND DIVESTITURE OF BUSINESSES AND LICENSE ARRANGEMENTS

On April 10, 2006 (the "Effective Date"), the Company completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products to Stila Corp. (the "Purchaser"), an affiliate of Sun Capital Partners, Inc., for consideration of $23.0 million. The sale price included cash of $9.3 million, a promissory note with a notional value of $13.3 million and a fair value of $11.0 million and convertible preferred stock with an aggregate liquidation preference of $5.0 million and a fair value of $2.7 million. As additional consideration for the purchased assets, and subject to the terms and conditions of the sale agreement, the Purchaser will pay the Company an amount equal to two percent of the annual net sales of the acquired business during the period commencing on the Effective Date and ending August 20, 2019. The Company will use these proceeds to satisfy its commitment under the 1999 agreement pursuant to which it originally purchased the Stila business. The Purchaser immediately assumed responsibility for all decisions regarding the operations of the Stila business and the Company agreed to divest itself of continuing involvement in the Stila business, except as described below.

In fiscal 2006, the Company recorded charges of $80.3 million (net of $43.3 million tax benefit) to discontinued operations, which reflected the loss on the disposition of the business of $69.9 million, net of tax, and adjustments to the fair value of assets sold, the costs to dispose of those assets not acquired by the Purchaser and other costs in connection with the sale. The charges also include the operating losses of $10.4 million, net of tax, for fiscal year ended June 30, 2006. Net sales associated with the discontinued operations were $45.1 million for the fiscal year ended June 30, 2006. All statements of earnings information for the prior years has been restated for comparative purposes, including the restatement of the makeup product category and each of the geographic regions presented in Note 17 – Segment Data and Related Information.

In order to facilitate the transition of the Stila business to the Purchaser, the Company agreed to provide certain information systems, accounting and other back office services to the Purchaser in exchange for monthly service fees designed to recover the estimated costs of providing these transition services. The Company also agreed with the Purchaser to provide certain distribution and online services. In both cases, the services are expected to conclude in fiscal 2007. In addition, the Company agreed to manufacture and sell to the Purchaser a limited range of products for a period of up to four months following the Effective Date and, in the case of one product, of up to two years.

In fiscal 2006, the Company settled its obligation, recorded as goodwill at June 30, 2005, related to an earn-out provision in the Company's fiscal 2000 acquisition of Jo Malone Limited.

In fiscal 2005, the Company acquired a majority equity interest in its former distributor in Portugal. The aggregate payments made to acquire the distributor were funded by cash provided by operations and did not have a material effect on the Company's results of operations or financial condition. In addition, the Company assumed debt and other long-term obligations of 4.6 million Euros associated with the acquisition (approximately $5.6 million at acquisition date exchange rates). The debt is payable semi-annually through February 2008 at a variable interest rate.

In fiscal 2004, the Company sold the assets and operations of its reporting unit that sold *jane* brand products. Pursuant to this decision, circumstances warranted that the Company conduct an assessment of the tangible and intangible assets of the *jane* business. Based on this assessment, the Company determined that the carrying amount of these assets as then reflected on the Company's consolidated balance sheet exceeded its estimated fair value. In accordance with the assessment and the closing of the sale, the Company recorded an after-tax charge to discontinued operations of $33.3 million for the fiscal year ended June 30, 2004. The charge represents the impairment of goodwill in the amount of $26.4 million; the reduction in value of other tangible assets in the amount of $2.1 million, net of tax; and the reporting unit's operating loss of $4.8 million, net of tax. Included in the operating loss of fiscal 2004 were additional costs associated with the sale and discontinuation of the business.

In July 2003, the Company acquired the Rodan + Fields skin care line. The initial purchase price, paid at closing, was funded by cash provided by operations, the payment of which did not have a material effect on the Company's results of operations or financial condition. The Company expects to make additional payments between fiscal 2007 and 2011 based on certain conditions.

At various times during fiscal 2006, 2005 and 2004, the Company acquired businesses engaged in the wholesale distribution and retail sale of Aveda products, as well as other products, in the United States and other countries.

The aggregate cost for these activities, which includes purchase price, earn-out payments and acquisition costs, was $51.7 million, $7.1 million, and $4.4 million in fiscal 2006, 2005 and 2004, respectively, and each transaction was accounted for using the purchase method of accounting. Accordingly, the results of operations for each of the acquired businesses are included in the accompanying consolidated financial statements commencing with its date of original acquisition. Pro forma results of operations, as if each of such businesses had been acquired as of the beginning of the year of acquisition, have not been presented, as the impact on the Company's consolidated financial results would not have been material.

In fiscal 2006, the Company entered into a license agreement with Daisy Fuentes for the development of fragrance products. In fiscal 2005, the Company was developing products under license agreements for Sean John (announced in May 2004), Tom Ford (announced in April 2005) and Missoni (announced in May 2005) and an Origins license agreement to develop and sell products using the name of Dr. Andrew Weil (announced in October 2004).

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are earned while advertising and promotional expenses are accrued at the time these costs are incurred.

NOTE 5 - COST SAVINGS INITIATIVE

During fiscal 2006, the Company recorded special charges associated with a cost savings initiative that was designed to support its long-term financial objectives. As part of this multi-faceted initiative, the Company has identified savings opportunities that include streamlined processes and organizational changes. The principal component of the initiative is a voluntary separation program offered primarily to North America-based employees. During the fourth quarter of fiscal 2006, involuntary separations were communicated to certain employees. Under this initiative, the Company incurred expenses related to one-time termination benefits for 494 employees, of which 28 were involuntary, which benefits were based principally upon years of service.

In addition, the Company identified other cost savings opportunities to improve efficiencies in the Company's distribution network and product offerings and to eliminate other nonessential costs. These charges primarily related to employee severance for facilities that are closing, contract cancellations, counter and door closings and product returns.

For the year ended June 30, 2006, aggregate expenses of $92.1 million were recorded as special charges related to the cost savings initiative in the accompanying consolidated statement of earnings. At June 30, 2006, $40.7 million and $28.2 million related to the cost savings initiative were recorded in other accrued liabilities and other noncurrent liabilities, respectively, in the accompanying consolidated balance sheet.

The following table summarizes the cost savings initiative, which impacted, and will continue to impact, the Company's operating expenses and cost of sales:

(In millions)	Fiscal 2006 expense	Fiscal 2006 payments	Accrued at June 30, 2006
Employee separation expenses	$75.9	$20.7	$55.2
Facility closures and product/distribution rationalization	12.5	—	12.5
Advertising and promotional effectiveness	3.7	2.5	1.2
	$92.1	$23.2	$68.9

NOTE 6 – INCOME TAXES

The provision for income taxes is comprised of the following:

YEAR ENDED JUNE 30	2006	2005	2004
(In millions)			
Current:			
Federal	**$164.3**	$ 53.8	$ 70.2
Foreign	**158.2**	129.2	136.3
State and local	**11.5**	8.0	11.8
	334.0	191.0	218.3
Deferred:			
Federal	**(73.7)**	86.5	18.0
Foreign	**(0.3)**	10.7	(1.8)
State and local	**(0.3)**	5.5	(0.1)
	(74.3)	102.7	16.1
	$259.7	$293.7	$234.4

A reconciliation between the provision for income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes and minority interest and the actual provision for income taxes is as follows:

YEAR ENDED JUNE 30	2006	2005	2004
($ in millions)			
Provision for income taxes at statutory rate	**$208.5**	$249.8	$217.6
Increase (decrease) due to:			
State and local income taxes, net of Federal tax benefit	**9.7**	11.8	12.7
Effect of foreign operations	**7.0**	4.3	(2.7)
IRS tax settlement	**46.0**	—	—
AJCA incremental dividend	**(10.9)**	27.5	—
Preferred stock dividends not deductible for U.S. tax purposes	**0.2**	0.3	6.1
Other nondeductible expenses	**3.4**	2.0	2.7
Tax credits	**(2.2)**	(2.6)	(1.3)
Other, net	**(2.0)**	0.6	(0.7)
Provision for income taxes	**$259.7**	$293.7	$234.4
Effective tax rate	**43.6%**	41.2%	37.7%

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2006 and 2005 were as follows:

	2006	2005
(In millions)		
Deferred tax assets:		
Deferred compensation and other payroll related expenses	**$ 57.9**	$ 44.4
Inventory obsolescence and other inventory related reserves	**54.0**	53.0
Post-retirement benefit obligations	**23.3**	23.3
Various accruals not currently deductible	**72.4**	63.1
Stock-based compensation	**11.9**	—
Net operating loss and credit carryforwards	**7.2**	8.2
Other differences between tax and financial statement values	**7.6**	3.7
	234.3	195.7
Valuation allowance for deferred tax assets	**(6.5)**	(5.1)
Total deferred tax assets	**227.8**	190.6
Deferred tax liabilities:		
Depreciation and amortization	**(111.1)**	(126.4)
Prepaid pension costs	**(15.1)**	(3.2)
AJCA and other foreign dividends	**—**	(35.0)
Other differences between tax and financial statement values	**(5.7)**	(8.8)
Total deferred tax liabilities	**(131.9)**	(173.4)
Total net deferred tax assets	**$ 95.9**	$ 17.2

As of June 30, 2006 and 2005, the Company had current net deferred tax assets of $139.1 million and $85.3 million, respectively, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. In addition, the Company had noncurrent net deferred tax liabilities of $43.2 million and $68.1 million as of June 30, 2006 and June 30, 2005, respectively, which are included in other noncurrent liabilities in the accompanying consolidated balance sheets.

On July 13, 2006, the Company announced a settlement with the Internal Revenue Service ("IRS") regarding its examination of the Company's consolidated Federal income tax returns for the fiscal years ended June 30, 1998 through June 30, 2001. The settlement resolves previously disclosed issues raised during the IRS's examination, including transfer pricing and foreign tax credit computations. The settlement of these issues resulted in a tax charge of approximately $46 million in the fourth quarter of fiscal 2006 and represents the aggregate earnings impact of the settlement through fiscal 2006. In addition, during the fourth quarter of fiscal 2006, the Company completed the repatriation of foreign earnings through intercompany dividends as required under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). In connection with the repatriation, the Company finalized computations of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to the Company's fiscal 2006 income tax provision of approximately $35 million.

During the fourth quarter of fiscal 2005, the Company formulated a plan to repatriate approximately $690 million of foreign earnings in fiscal 2006, which included $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million, which included an incremental tax charge of approximately $28 million in fiscal 2005.

Federal income and foreign withholding taxes have not been provided on approximately $336 million of undistributed earnings of international subsidiaries at June 30, 2006. The Company intends to reinvest these earnings in its foreign operations indefinitely, except where it is able to repatriate these earnings to the United States without material incremental tax provision. As of June 30, 2005 and 2004, the Company had not provided federal income and foreign withholding taxes on approximately $90 million and $561 million, respectively, of undistributed earnings of international subsidiaries.

As of June 30, 2006 and 2005, certain international subsidiaries had tax loss carryforwards for local tax purposes of approximately $23 million and $28 million, respectively. With the exception of $4.9 million of losses with an indefinite carryforward period as of June 30, 2006, these losses expire at various dates through fiscal 2021. Deferred tax assets in the amount of $7.2 million and $8.2 million as of June 30, 2006 and 2005, respectively, have been recorded to reflect the tax benefits of the losses not utilized to date. A full valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more likely than not that the deferred tax assets will not be realized.

Earnings before income taxes and minority interest include amounts contributed by the Company's international operations of approximately $603 million, $583 million and $525 million for fiscal 2006, 2005 and 2004, respectively. Some of these earnings are taxed in the United States.

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company is routinely audited in these jurisdictions and these reviews can involve complex issues that may require an extended period of time for resolution. The Company's U.S. Federal income tax returns have been examined and settled through fiscal 2001.

The Company is currently under examination by the Internal Revenue Service for fiscal years 2002 through 2004. In addition, the Company has ongoing audits in various state and local jurisdictions, as well as audits in various foreign jurisdictions.

The Company provides tax reserves for Federal, state, local and international exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. Although the outcome related to these exposures is uncertain, in management's opinion, adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involve significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, including those that cannot be quantified, they could have a material impact on the Company's results of operations.

The Company has been notified of a disallowance of tax deductions claimed by its subsidiary in Spain for the fiscal years 1999 through 2002. As a result, the subsidiary was reassessed corporate income tax of approximately $3 million for this period. An appeal against this reassessment was filed with the Chief Tax Inspector. On July 18, 2005 the final assessment made by the Chief Tax Inspector was received, confirming the reassessment made by the tax auditors. During fiscal 2006, an appeal against this final assessment was filed with the Madrid Regional Economic Administrative Tribunal. While no assurance can be given as to the outcome in respect of this assessment, either during the administrative appeals process or in the Spanish courts, management believes that the subsidiary should ultimately be successful in its defense against the assessment. Accordingly, no tax reserve has been established for this potential exposure.

NOTE 7 – OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

JUNE 30	2006	2005
(In millions)		
Advertising and promotional accruals	**$334.5**	$297.5
Employee compensation	**260.5**	251.8
Special charges related to cost savings initiative	**40.7**	–
Other	**312.8**	325.5
	$948.5	$874.8

NOTE 8 – DEBT

The Company's short-term and long-term debt and available financing consist of the following:

	Debt at June 30		Available financing at June 30: Committed		Available financing at June 30: Uncommitted	
	2006	2005	**2006**	2005	**2006**	2005
(In millions)						
6.00% Senior Notes, due January 15, 2012	**$230.0**	$246.3	**$ —**	$ —	**$ —**	$ —
5.75% Senior Notes, due October 15, 2033	**197.4**	197.4	**—**	—	**—**	—
Loan participation notes	**38.0**	—	**—**	—	**112.0**	—
Japan revolving credit facility	**26.2**	—	**—**	—	**—**	—
1.45% Japan term loan, due on March 28, 2006	**—**	27.2	**—**	—	**—**	—
2015 Preferred Stock	**—**	68.4	**—**	—	**—**	—
Commercial paper	**—**	148.0	**—**	—	**750.0**	602.0
Other long-term borrowings	**4.4**	7.4	**—**	—	**—**	—
Other short-term borrowings	**25.5**	20.0	**—**	—	**129.3**	152.3
Revolving credit facility	**—**	—	**600.0**	600.0	**—**	—
Shelf registration for debt securities	**—**	—	**—**	—	**300.0**	300.0
	521.5	714.7	**$600.0**	$600.0	**$1,291.3**	$1,054.3
Less short-term debt including current maturities	**(89.7)**	(263.6)				
	$431.8	$451.1				

As of June 30, 2006, the Company had outstanding $230.0 million of 6% Senior Notes due January 2012 ("6% Senior Notes") consisting of $250.0 million principal, an unamortized debt discount of $0.6 million, and a $19.4 million adjustment to reflect the fair value of an outstanding interest rate swap. The 6% Senior Notes, when issued in January 2002, were priced at 99.538% with a yield of 6.062%. Interest payments are required to be made semi-annually on January 15 and July 15 of each year. In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert the fixed rate interest on its outstanding 6% Senior Notes to variable interest rates based on six-month LIBOR.

As of June 30, 2006, the Company had outstanding $197.4 million of 5.75% Senior Notes due October 2033 ("5.75% Senior Notes") consisting of $200.0 million principal and unamortized debt discount of $2.6 million. Interest payments are required to be made semi-annually on April 15 and October 15 of each year. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15.0 million that will be amortized against interest expense over the life of the 5.75% Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 5.75% Senior Notes will be 5.395% over the life of the debt.

In May 2006, the Company entered into a fixed rate promissory note agreement with a financial institution for the primary purpose of funding cash dividend repatriations from certain of its international affiliates to the United States as permitted by the AJCA. Under the agreement, the Company may borrow up to $150.0 million in the form of loan participation notes which were issued by one of the Company's subsidiaries in Europe. The interest rate on borrowings under this agreement will be an all-in fixed rate determined by the lender and agreed to by the Company at the date of each borrowing. At June 30, 2006, $38.0 million was outstanding under this agreement and the notes are being refinanced on a periodic basis as they mature at the then prevailing market interest rates. Debt issuance costs incurred related to this agreement were de minimis.

In March 2006, the Company entered into a 3.0 billion yen revolving credit facility that expires on March 24, 2009. The interest rate on borrowings under the credit facility is based on TIBOR (Tokyo Interbank Offered Rate) and a 10 basis point facility fee is incurred on the undrawn balance. The Company borrowed 3.0 billion yen under the new facility on March 28, 2006 to repay the previously outstanding 1.45% Japan term loan that was to mature on that date. The outstanding balance at June 30, 2006 ($26.2 million at the exchange rate at June 30, 2006) is classified as short-term debt on the Company's consolidated balance sheet.

In October 2005, the Company redeemed the remaining $68.4 million of the 2015 Preferred Stock.

The Company has a $750.0 million commercial paper program under which it may issue commercial paper in the United States. The Company's commercial paper is currently rated A-1 by Standard & Poor's and P-1 by Moody's. The Company's long-term credit ratings are A+ with a stable outlook by Standard & Poor's and A1 with a stable outlook by Moody's. At June 30, 2006, the Company had no commercial paper outstanding. The Company also has an effective shelf registration statement covering the potential issuance of up to an additional $300.0 million in debt securities at June 30, 2006 and 2005.

The Company has an unused $600.0 million senior revolving credit facility that expires on May 27, 2010. The facility may be used for general corporate purposes, including financing working capital, and also as credit support for the Company's commercial paper program. Up to the equivalent of $250.0 million of the facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or the Federal funds rate plus 1/2%. The credit facility has an annual fee of $0.4 million, payable quarterly, based on the Company's current credit ratings. The Company incurred debt issuance costs of $0.3 million in fiscal 2005 which are being amortized over the term of the facility. The credit facility contains various covenants, including one financial covenant which requires the average of the debt of the Company to total capital ratio at the last day of each fiscal quarter to be less than 0.65:1. At June 30, 2006, the Company was in compliance with all financial covenants in the credit facility.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2006 and 2005, the monthly average amount outstanding was approximately $22.8 million and $10.7 million, respectively, and the annualized monthly weighted average interest rate incurred was approximately 5.56% and 4.95%, respectively.

Refer to Note 14 – Commitments and Contingencies for the Company's projected debt service payments over the next five fiscal years.

NOTE 9 – FINANCIAL INSTRUMENTS

Derivative Financial Instruments

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company primarily enters into foreign currency forward exchange contracts and foreign currency options to reduce the effects of fluctuating foreign currency exchange rates. The Company, if necessary, enters into interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio. The Company categorizes these instruments as entered into for purposes other than trading.

All derivatives are recognized at their fair value and are included in prepaid expenses and other current assets or other accrued liabilities in the accompanying balance sheets. The associated gains and losses on these derivatives are recorded in cost of goods sold and selling, general and administrative expenses in the accompanying statements of earnings. On the date the derivative contract is entered into, the Company designates the derivative as (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), (iii) a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge), (iv) a hedge of a net investment in a foreign operation, or (v) other. Changes in the fair value of a derivative that is highly effective as (and that is designated and qualifies as) a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as (and that is designated and qualifies as) a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivatives that are highly effective as (and that are designated and qualify as) foreign-currency hedges are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in a foreign currency) or a cash-flow hedge (e.g., a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in accumulated other comprehensive income within equity. Furthermore, changes in the fair value of other derivative instruments are reported in current-period earnings.

For each derivative contract entered into where the Company looks to obtain special hedge accounting treatment, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

The Company enters into forward exchange contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that the Company receives from foreign subsidiaries. Almost all foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions rated as strong investment grade by a major rating agency. The Company also enters into foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. The forward exchange contracts and foreign currency options entered into to hedge anticipated transactions have been designated as cash-flow hedges. Hedge effectiveness of forward exchange contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both forward exchange and foreign currency option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. As of June 30, 2006, these cash-flow hedges were highly effective, in all material respects.

As a matter of policy, the Company only enters into contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. The Company does not have significant exposure to any one counterparty. Exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of loss under these hedging contracts is remote and in any event would not be material to the Company's consolidated financial results. The contracts have varying maturities through the end of June 2007. Costs associated with entering into such contracts have not been material to the Company's consolidated financial results. The Company does not utilize derivative financial instruments for trading or speculative purposes.

At June 30, 2006, the Company had foreign currency contracts in the form of forward exchange contracts and option contracts in the amount of $782.6 million and $130.2 million, respectively. The foreign currencies included in forward exchange contracts (notional value stated in U.S. dollars) are principally the Euro ($238.5 million), Swiss franc ($98.5 million), British pound ($92.4 million), Canadian dollar ($71.7 million), Japanese yen ($50.6 million), Australian dollar ($50.5 million) and South Korean won ($33.1 million). The foreign currencies included in the option contracts (notional value stated in U.S. dollars) are principally the Japanese yen ($32.0 million), Euro ($27.7 million), Canadian dollar ($22.8 million), Swiss franc ($14.8 million) and South Korean won ($13.4 million). At June 30, 2005, the Company had foreign currency contracts in the form of forward exchange contracts and option contracts in the amount of $667.5 million and $120.9 million, respectively. The foreign currencies included in forward exchange contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($128.6 million), British pound ($127.6 million), Euro ($123.3 million), Canadian dollar ($78.1 million), Australian dollar ($43.3 million), Japanese yen ($31.6 million) and South Korean won ($27.6 million). The foreign currencies included in the option contracts (notional value stated in U.S. dollars) are principally the Japanese yen ($33.6 million), South Korean won ($26.3 million), Euro ($21.5 million) and Swiss franc ($20.3 million).

Interest Rate Risk Management

The Company enters into interest rate derivative contracts to manage the exposure to fluctuations of interest rates on its funded and unfunded indebtedness for periods consistent with the identified exposures. All interest rate derivative contracts are with large financial institutions rated as strong investment grade by a major rating agency.

In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert fixed interest on the existing 6% Senior Notes to a variable interest rate based on six-month LIBOR. The interest rate swap was designated as a fair-value hedge. As of June 30, 2006, the fair-value hedge was highly effective, in all material respects.

Information regarding the interest rate swap is presented in the following table:

	YEAR ENDED OR AT JUNE 30, 2006			YEAR ENDED OR AT JUNE 30, 2005		
	Notional	Weighted Average		Notional	Weighted Average	
	Amount	Pay Rate	Receive Rate	Amount	Pay Rate	Receive Rate
($ in millions)						
Interest rate swap	**$250.0**	**6.22%**	**6.00%**	$250.0	4.31%	6.00%

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents:
The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments.

Short-term and long-term debt:
The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes capital lease obligations for which the carrying amount approximates the fair value.

Foreign exchange and interest rate contracts:
The fair value of forwards, swaps and options is the estimated amount the Company would receive or pay to terminate the agreements.

The estimated fair values of the Company's financial instruments are as follows:

	JUNE 30, 2006		JUNE 30, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In millions)				
Nonderivatives				
Cash and cash equivalents	**$368.6**	**$368.6**	$553.3	$553.3
Short-term and long-term debt	**521.5**	**533.2**	714.7	763.4
Derivatives				
Forward exchange contracts	**2.0**	**2.0**	2.6	2.6
Foreign currency option contracts	**1.2**	**1.2**	5.3	5.3
Interest rate swap contract	**(19.4)**	**(19.4)**	(2.9)	(2.9)

NOTE 10 – PENSION, DEFERRED COMPENSATION AND POST-RETIREMENT BENEFIT PLANS

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers.

Retirement Growth Account Plan (U.S.)

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company's funding policy consists of an annual contribution at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes.

Restoration Plan (U.S.)

The Company also has an unfunded, nonqualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

International Pension Plans

The Company maintains International Pension Plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations.

Post-retirement Benefits

The Company maintains a domestic post-retirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund these benefits as incurred.

Certain of the Company's international subsidiaries and affiliates have post-retirement plans, although most participants are covered by government-sponsored or administered programs.

The measurement date as of which assets and liabilities are measured is June 30, 2006. The significant components of the above mentioned plans as of and for the year ended June 30 are summarized as follows:

	Pension Plans				Other than Pension Plans	
	U.S.		International		Post-retirement	
	2006	2005	**2006**	2005	**2006**	2005
(In millions)						
Change in benefit obligation:						
Benefit obligation at beginning of year	**$423.2**	$374.4	**$255.5**	$207.4	**$ 92.6**	$ 64.0
Service cost	**21.5**	19.3	**16.2**	11.3	**5.1**	3.5
Interest cost	**21.2**	21.2	**10.8**	9.8	**5.6**	4.2
Plan participant contributions	**—**	—	**1.3**	1.3	**0.4**	0.2
Actuarial loss (gain)	**(28.2)**	32.0	**(7.1)**	35.9	**(10.5)**	22.9
Foreign currency exchange rate impact	**—**	—	**6.9**	—	**(0.1)**	—
Benefits, expenses, taxes and premiums paid	**(20.2)**	(23.7)	**(16.5)**	(13.1)	**(3.2)**	(2.2)
Plan amendments	**—**	—	**—**	0.9	**—**	—
Special termination benefits	**—**	—	**0.3**	2.0	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**18.2**	—	**11.9**	—
Settlements and curtailments	**—**	—	**(1.3)**	—	**—**	—
Benefit obligation at end of year	**$417.5**	$423.2	**$284.3**	$255.5	**$ 101.8**	$ 92.6
Change in plan assets:						
Fair value of plan assets at beginning of year	**$353.3**	$341.4	**$187.2**	$154.6	**$ —**	$ —
Actual return on plan assets	**35.5**	28.6	**28.9**	14.6	**—**	—
Foreign currency exchange rate impact	**—**	—	**4.7**	0.6	**—**	—
Employer contributions	**7.4**	7.0	**25.7**	29.2	**2.8**	2.0
Plan participant contributions	**—**	—	**1.3**	1.3	**0.4**	0.2
Settlements and curtailments	**—**	—	**—**	—	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**10.8**	—	**—**	—
Benefits, expenses, taxes and premiums paid from plan assets	**(20.2)**	(23.7)	**(16.5)**	(13.1)	**(3.2)**	(2.2)
Fair value of plan assets at end of year	**$376.0**	$353.3	**$242.1**	$187.2	**$ —**	$ —
Funded status	**$ (41.5)**	$ (69.9)	**$ (42.2)**	$ (68.3)	**$(101.8)**	$(92.6)
Unrecognized net actuarial loss	**70.8**	115.7	**61.2**	91.8	**14.3**	26.1
Unrecognized prior service cost	**5.8**	6.6	**1.8**	2.2	**(0.1)**	(0.1)
Unrecognized net transition obligation	**—**	—	**—**	0.1	**—**	—
Prepaid (accrued) benefit cost	**$ 35.1**	$ 52.4	**$ 20.8**	$ 25.8	**$ (87.6)**	$(66.6)
Amounts recognized in the Balance Sheet consist of:						
Prepaid benefit cost	**$ 88.3**	$105.8	**$ 78.0**	$ 34.9	**$ —**	$ —
Accrued benefit liability	**(61.9)**	(53.9)	**(58.6)**	(60.5)	**(87.6)**	(66.6)
Intangible asset	**0.5**	0.5	**0.3**	0.7	**—**	—
Minimum pension liability	**8.2**	—	**1.1**	50.7	**—**	—
Net amount recognized	**$ 35.1**	$ 52.4	**$ 20.8**	$ 25.8	**$ (87.6)**	$(66.6)

	Pension Plans						Other than Pension Plans		
	U.S.			International			Post-retirement		
	2006	2005	2004	**2006**	2005	2004	**2006**	2005	2004
($ in millions)									
Components of net periodic benefit cost:									
Service cost, net	**$21.5**	$19.3	$16.9	**$16.2**	$11.3	$10.4	**$ 5.1**	$3.5	$3.2
Interest cost	**21.2**	21.2	20.0	**10.8**	9.8	8.3	**5.6**	4.2	3.8
Expected return on assets	**(24.9)**	(24.1)	(20.6)	**(12.1)**	(11.2)	(9.9)	**—**	—	—
Amortization of:									
Transition (asset) obligation	**—**	—	—	**0.1**	—	0.3	**—**	—	—
Prior service cost	**0.8**	0.5	0.5	**0.2**	1.2	0.3	**—**	—	—
Actuarial loss (gain)	**6.1**	4.6	6.2	**8.3**	4.0	3.3	**1.3**	0.2	0.3
Special termination benefits	**—**	—	—	**0.3**	2.0	1.5	**—**	—	—
Settlements and curtailments	**—**	—	—	**(0.7)**	—	0.7	**—**	—	—
Net periodic benefit cost	**$24.7**	$21.5	$23.0	**$23.1**	$17.1	$14.9	**$12.0**	$7.9	$7.3
Weighted-average assumptions used to determine benefit obligations at June 30:									
Pre-retirement discount rate	**6.25%**	5.25%	6.00%	**2.25–5.75%**	1.75–5.25%	2.25–6.00%	**5.75–6.25%**	5.25%	6.00%
Post-retirement discount rate	**5.25%**	4.75%	5.00%	**2.25–5.75%**	1.75–5.25%	2.25–6.00%	**5.75–6.25%**	5.25%	6.00%
Rate of compensation increase	**3.00–9.50%**	3.00–9.50%	3.00–9.50%	**1.75–5.00%**	1.75–4.50%	1.75–4.00%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the year ending June 30:									
Pre-retirement discount rate	**5.25%**	6.00%	5.75%	**1.75–5.50%**	2.25–6.00%	2.25–6.00%	**5.25%**	6.00%	5.75%
Post-retirement discount rate	**4.75%**	5.00%	4.75%	**1.75–5.50%**	2.25–6.00%	2.25–6.00%	**5.25%**	6.00%	5.75%
Expected return on assets	**7.75%**	7.75%	8.00%	**2.75–7.50%**	3.25–7.50%	3.25–7.50%	**N/A**	N/A	N/A
Rate of compensation increase	**3.00–9.50%**	3.00–9.50%	3.00–9.50%	**1.75–5.00%**	1.75–4.00%	1.75–3.75%	**N/A**	N/A	N/A

In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 10.92% while the ultimate trend rate of 4.50% is expected to be reached in fiscal 2015. A one-percentage-point change in assumed health care cost trend rates for fiscal 2006 would have had the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
(In millions)		
Effect on total service and interest costs	$ 1.7	$ (1.5)
Effect on post-retirement benefit obligations	$12.3	$(10.7)

The projected benefit obligation, accumulated benefit obligation, fair value of plan assets and the other comprehensive (income) loss due to change in minimum liability recognition for the Company's pension plans at June 30 are as follows:

	Pension Plans					
	Retirement Growth Account		Restoration		International	
	2006	2005	**2006**	2005	**2006**	2005
(In millions)						
Projected benefit obligation	**$336.4**	$347.9	**$81.1**	$75.3	**$284.3**	$255.5
Accumulated benefit obligation	**284.7**	291.9	**61.9**	53.9	**245.7**	224.1
Fair value of plan assets	**376.0**	353.3	**—**	—	**242.1**	187.2
Other comprehensive (income) loss due to change in minimum liability recognition:						
Increase (decrease) in additional minimum liability	**$ —**	$ —	**$ 8.2**	$ (0.7)	**$ (50.0)**	$ 16.4
(Increase) decrease in intangible asset	**—**	—	**—**	0.1	**0.4**	(0.3)
Other comprehensive (income) loss	**$ —**	$ —	**$ 8.2**	$ (0.6)	**$ (49.6)**	$ 16.1

International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $86.8 million and $176.0 million, aggregate accumulated benefit obligations of $73.2 million and $156.8 million and aggregate fair value of plan assets of $31.7 million and $103.5 million at June 30, 2006 and 2005, respectively.

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
($ in millions)			
Expected Cash Flows:			
Expected employer contributions for year ending June 30, 2007	$ —	$18.8	N/A
Expected benefit payments for year ending June 30,			
2007	36.8	12.2	$ 2.8
2008	23.7	14.2	3.1
2009	24.5	14.8	3.5
2010	26.9	13.4	3.9
2011	30.3	17.8	4.6
Years 2012–2016	179.2	87.2	31.8
Plan Assets:			
Actual asset allocation at June 30, 2006			
Equity	62%	58%	N/A
Fixed income	27%	23%	N/A
Other	11%	19%	N/A
	100%	100%	N/A
Target asset allocation			
Equity	57%	58%	N/A
Fixed income	26%	27%	N/A
Other	17%	15%	N/A
	100%	100%	N/A

The target asset allocation policy was set to maximize returns with consideration to the long-term nature of the obligations and maintaining a lower level of overall volatility through the allocation to fixed income. During the year, the asset allocation is reviewed for adherence to the target policy and is rebalanced periodically towards the target weights.

401(k) Savings Plan (U.S.)

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan on the first day of the second month following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level and years of service. The Company's contributions were approximately $10.6 million, $9.8 million and $9.1 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

Deferred Compensation

The Company accrues for deferred compensation and interest thereon, and for the increase in the value of share units pursuant to agreements with certain key executives and outside directors. The amounts included in the accompanying consolidated balance sheets under these plans were $71.0 million as of June 30, 2006 and 2005. The expense for fiscal 2006, 2005 and 2004 was $11.6 million, $10.2 million and $16.6 million, respectively. During fiscal 2005, the Company made deferred compensation payments to a former executive of $71.2 million.

NOTE 11 – POST-EMPLOYMENT BENEFITS OTHER THAN TO RETIREES

The Company provides certain post-employment benefits to eligible former or inactive employees and their dependents during the period subsequent to employment but prior to retirement. These benefits include health care coverage and severance benefits. The cost of providing these benefits is accrued and any incremental benefits were not material to the Company's consolidated financial results.

NOTE 12 – COMMON STOCK

As of June 30, 2006, the Company's authorized common stock consists of 650 million shares of Class A Common Stock, par value $.01 per share, and 240 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

Information about the Company's common stock outstanding is as follows:

(Shares in thousands)	Class A	Class B
Balance at June 30, 2003	119,993.7	107,462.5
Acquisition of treasury stock	(2,832.6)	—
Conversion of Class B to Class A	14,449.6	(14,449.6)
Share grants	2.0	—
Stock option programs	2,901.4	—
Balance at June 30, 2004	134,514.1	93,012.9
Acquisition of treasury stock	(10,720.0)	—
Issuance of treasury stock	1.5	—
Conversion of Class B to Class A	5,372.0	(5,372.0)
Share grants	1.2	—
Stock option programs	3,494.6	—
Balance at June 30, 2005	132,663.4	87,640.9
Acquisition of treasury stock	(11,216.3)	—
Issuance of treasury stock	8.0	—
Conversion of Class B to Class A	2,335.0	(2,335.0)
Share grants	4.0	—
Stock option programs	2,661.0	—
Balance at June 30, 2006	**126,455.1**	**85,305.9**

On September 18, 1998, the Company's Board of Directors authorized a share repurchase program to repurchase a total of up to 8.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. The Board of Directors authorized the repurchase of up to 10.0 million additional shares of Class A Common Stock in both October 2002 and May 2004, and an additional 20.0 million in May 2005, increasing the total authorization under the share repurchase program to 48.0 million shares. As of June 30, 2006, approximately 38.6 million shares have been purchased under this program.

In May 2005, the Company purchased 1,872,000 shares of Class A Common Stock from a related party for $73.5 million. The repurchase was part of the program described in the previous paragraph.

NOTE 13 – STOCK PROGRAMS

As of June 30, 2006, the Company has three active equity compensation plans which include the Amended and Restated Fiscal 2002 Share Incentive Plan, the Fiscal 1999 Share Incentive Plan and the Non-Employee Director Share Incentive Plan (collectively, the "Plans"). These Plans currently provide for the issuance of 32,894,400 shares, which consist of shares originally provided for and shares transferred to the Plans from a previous plan and employment agreement, to be granted in the form of stock-based awards to key employees, consultants and non-employee directors of the Company. As of June 30, 2006, approximately 10,726,700 shares of Class A Common Stock were reserved and available to be granted pursuant to these Plans. The Company may satisfy the obligation of its stock-based compensation awards with either new or treasury shares. The Company's stock compensation awards outstanding at June 30, 2006 include stock options, Performance Share Units ("PSU"), Restricted Stock Units ("RSU") and share units.

Total net stock-based compensation expense is attributable to the granting of, and the remaining requisite service periods of, stock options, PSUs, RSUs and share units. Compensation expense attributable to net stock-based compensation for fiscal 2006 was $35.7 million ($23.4 million after tax, or $.11 for both basic and diluted net earnings per common share). As of June 30, 2006, the total unrecognized compensation cost related to nonvested stock-based awards was $26.3 million and the related weighted-average period over which it is expected to be recognized is approximately 2.2 years.

Prior to the Company's adoption of SFAS No. 123(R), SFAS No. 123 required that the Company provide pro forma information regarding net earnings and net earnings per common share as if compensation cost for the Company's stock-based awards had been determined in accordance with the fair value method prescribed therein. The Company had previously adopted the disclosure portion of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," requiring quarterly SFAS No. 123 pro forma disclosure. The pro forma charge for compensation cost related to stock-based awards granted was recognized over the service period. For stock options, the service period represents the period of time between the date of grant and the date each option becomes exercisable without consideration of acceleration provisions (e.g., retirement, change of control, etc.).

The following table illustrates the effect on net earnings per common share as if the fair value method had been applied to all outstanding awards for fiscal 2005 and 2004:

YEAR ENDED JUNE 30	2005	2004[i]
(In millions, except per share data)		
Net earnings, as reported	$406.1	$342.1
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	21.8	31.4
Pro forma net earnings	$384.3	$310.7
Earnings per common share:		
Net earnings per common share—Basic, as reported	$ 1.80	$ 1.50
Net earnings per common share—Basic, pro forma	$ 1.71	$ 1.36
Net earnings per common share—Diluted, as reported	$ 1.78	$ 1.48
Net earnings per common share—Diluted, pro forma	$ 1.67	$ 1.34

(i) Fiscal 2004 pro forma compensation cost includes the acceleration of exercisability of options held by an executive who retired on June 30, 2004 based on the original terms of the option grants.

Stock Options

A summary of the Company's stock option programs as of June 30, 2006 and changes during the fiscal year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value[1] (in millions)	Weighted-Average Contractual Life Remaining in Years
(Shares in thousands)				
Outstanding at June 30, 2005	27,344.7	$38.42		
Granted at fair value	1,880.6	35.54		
Exercised	(2,669.0)	25.21		
Expired	(203.3)	42.38		
Forfeited	(137.3)	37.97		
Outstanding at June 30, 2006	**26,215.7**	**39.53**	**$85.1**	**4.8**
Exercisable at June 30, 2006	**22,095.5**	**39.75**	**$76.2**	**4.2**

(1) The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option.

The exercise period for all stock options generally may not exceed ten years from the date of grant. Stock option grants to individuals generally become exercisable in three substantively equal tranches over a service period of up to four years.

The per-share weighted-average grant date fair value of stock options granted during fiscal 2006, 2005 and 2004 was $11.87, $16.45 and $13.07, respectively. The total intrinsic value of stock options exercised during fiscal 2006, 2005 and 2004 was $38.0 million, $73.2 million and $153.8 million, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED JUNE 30	**2006**	2005	2004
Weighted-average expected stock-price volatility	**23%**	32%	31%
Weighted-average expected option life	**8 years**	7 years	7 years
Average risk-free interest rate	**4.3%**	3.9%	3.7%
Average dividend yield	**.9%**	.7%	.6%

In addition to awards made by the Company, stock options were assumed as part of the October 1997 acquisition of the companies that sold *jane* brand products. There were 4,100 options to acquire shares of the Company's Class A Common Stock outstanding and exercisable as of June 30, 2006 that will expire in October 2007.

Performance Share Units

During fiscal 2006, the Company issued 111,100 PSUs, which will be settled in stock subject to the achievement of the Company's net sales and net earnings per share goals for the three years ending June 30, 2008. Settlement will be made pursuant to a range of opportunities relative to the net sales and earnings per share targets of the Company. No settlement will occur for results below the applicable minimum threshold and additional shares shall be issued if performance exceeds the targeted performance goals. PSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the PSU. These awards are subject to the provisions of the agreement under which the PSUs are granted. The PSUs were valued at $35.00 per share representing the closing market value of the Company's Class A Common Stock on the date of grant and generally vest at the end of the performance period. The compensation cost of the PSUs is subject to adjustment based upon the attainability of the target goals.

The following is a summary of the status of the Company's PSUs as of June 30, 2006 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value
(Shares in thousands)		
Nonvested at June 30, 2005	—	$ —
Granted	111.1	35.00
Vested	—	—
Forfeited	—	—
Nonvested at June 30, 2006	**111.1**	**$35.00**

Restricted Stock Units

The Company issued 111,100 RSUs during fiscal 2006. RSUs vest in one-third increments on or about October 31, 2006, 2007 and 2008, subject to the continued employment of the grantee. RSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the RSU. These awards are subject to the provisions of the agreement under which the RSUs are granted. The RSUs were valued at $35.00 per share representing the closing market value of the Company's Class A Common Stock on the date of grant.

The following is a summary of the status of the Company's RSUs as of June 30, 2006 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value
(Shares in thousands)		
Nonvested at June 30, 2005	—	$ —
Granted	111.1	35.00
Vested	—	—
Forfeited	—	—
Nonvested at June 30, 2006	**111.1**	**$35.00**

Share Units

Certain non-employee directors defer cash compensation in the form of share units which are granted under the Non-Employee Director Share Incentive Plan and will be converted into shares of Class A Common Stock as provided for in that plan. Share units are accompanied by dividend equivalent rights that are converted to additional share units when such dividends are declared. The following is a summary of the status of the Company's share units as of June 30, 2006 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value
(Shares in thousands)		
Outstanding at June 30, 2005	7.7	$39.13
Granted	5.2	33.45
Dividend equivalents	0.2	33.40
Converted	—	—
Outstanding at June 30, 2006	**13.1**	**$36.79**

Cash Units

Certain non-employee directors defer cash compensation in the form of cash payout share units, which are not subject to the Plans. These share units are classified as liabilities and, as such, their fair value is adjusted to reflect the current market value of the Company's Class A Common Stock. The Company recorded $0.5 million, $0.1 million and $0.7 million as compensation expense to reflect additional deferrals and the change in the market value for fiscal 2006, 2005 and 2004, respectively.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table summarizes scheduled maturities of the Company's contractual obligations for which cash flows are fixed and determinable as of June 30, 2006:

		Payments Due in Fiscal					
	Total	2007	2008	2009	2010	2011	Thereafter
(In millions)							
Debt service(1)	$ 982.9	$ 120.6	$ 34.1	$ 31.6	$ 30.6	$ 30.6	$ 735.4
Operating lease commitments(2)	1,224.3	157.7	145.8	134.2	118.9	102.2	565.5
Unconditional purchase obligations(3)	1,365.6	872.8	200.8	64.3	84.0	41.3	102.4
Cost savings initiative obligations(4)	70.5	41.2	18.6	5.5	2.6	2.6	—
Total contractual obligations	$3,643.3	$1,192.3	$399.3	$235.6	$236.1	$176.7	$1,403.3

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Refer to Note 8 – Debt.

(2) Total rental expense included in the accompanying consolidated statements of earnings was $182.9 million in fiscal 2006, $179.5 million in fiscal 2005 and $166.1 million in fiscal 2004.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations and commitments pursuant to executive compensation arrangements. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2006, without consideration for potential renewal periods.

(4) Refer to Note 5 – Cost Savings Initiative.

Legal Proceedings

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company's results of operations or financial condition. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings.

On March 30, 2005, the United States District Court for the Northern District of California entered into a Final Judgment approving the settlement agreement the Company entered into in July 2003 with the plaintiffs, the other Manufacturer Defendants (as defined below) and the Department Store Defendants (as defined below) in a consolidated class action lawsuit that had been pending in the Superior Court of the State of California in Marin County since 1998. On April 29, 2005, notices of appeal were filed by representatives of two members of the purported class of consumers. One of those appeals has since been withdrawn. If the appeal is resolved satisfactorily, the Final Judgment will result in the plaintiffs' claims being dismissed, with prejudice, in their entirety in both the Federal and California actions. There has been no finding or admission of any wrongdoing by the Company in this lawsuit. The Company entered into the settlement agreement solely to avoid protracted and costly litigation. In connection with the settlement agreement, the defendants, including the Company, will provide consumers with certain free products and pay the plaintiffs' attorneys' fees. To meet its obligations under the settlement, the Company took a special pre-tax charge of $22.0 million, or $13.5 million after-tax, equal to $.06 per diluted common share in the fourth quarter of fiscal 2003. At June 30, 2006, the remaining accrual balance was $16.3 million. The charge did not have a material adverse effect on the Company's consolidated financial condition. In the Federal action, the plaintiffs, purporting to represent a class of all U.S. residents who purchased prestige cosmetics products at retail for personal use from eight department stores groups that sold such products in the United States (the "Department Store Defendants"), alleged that the Department Store Defendants, the Company and eight other manufacturers of cosmetics (the "Manufacturer Defendants") conspired to fix and maintain retail prices and to limit the supply of prestige cosmetics products sold by the Department Store Defendants in violation of state and Federal laws. The plaintiffs sought, among other things, treble damages, equitable relief, attorneys' fees, interest and costs.

In 1998, the Office of the Attorney General of the State of New York (the "State") notified the Company and ten other entities that they had been identified as potentially responsible parties ("PRPs") with respect to the Blydenburgh landfill in Islip, New York. Each PRP may be jointly and severally liable for the costs of investigation and cleanup, which the State estimated in 2006 to be approximately $19.7 million for all PRPs. In 2001, the State sued other PRPs (including Hickey's Carting, Inc., Dennis C. Hickey and Maria Hickey, collectively the "Hickey Parties"), in the U.S. District Court for the Eastern District of New York to recover such costs in connection with the site, and in September 2002, the Hickey Parties brought contribution actions against the Company and other Blydenburgh PRPs. These contribution actions seek to recover, among other things, any damages for which the Hickey Parties are found liable in the State's lawsuit against them, and related costs and expenses, including attorneys' fees. In June 2004, the State added the Company and other PRPs as defendants in its pending case against the Hickey Parties. In April 2006, the Company and other defendants added numerous other parties to the case as third-party defendants. The Company and certain other PRPs have engaged in settlement discussions which to date have been unsuccessful. Settlement negotiations with the new third-party defendants, the State, the Company and other defendants began in July 2006. The Company has accrued an amount which it believes would be necessary to resolve its share of this matter. If settlement discussions are not successful, the Company intends to vigorously defend the pending claims. While no assurance can be given as to the ultimate outcome, management believes that the resolution of the Blydenburgh matters will not have a material adverse effect on the Company's consolidated financial condition.

On June 13, 2006, the Superior Court of California for the County of San Diego dismissed, without leave to amend, all of the plaintiff's final remaining claims against the Company in a matter originally brought in December 2004 by the plaintiff purporting to represent a nationwide class of individuals "who have purchased skin care products from defendants that have been falsely advertised to have an 'anti-aging' or youth inducing benefit or effect." The plaintiff sought injunctive relief, restitution, and general, special and punitive damages for alleged violations of the California Unfair Competition Law, the California False Advertising Law, and for negligent and intentional misrepresentation.

In June 2006 and October 2005, the Company received favorable decisions from the Portuguese Tax Administration on the oppositions its subsidiary filed in July 2005 to the notices of assessment it received in May 2005 and on the opposition its subsidiary filed in March 2005 to the notice of assessment it received in December 2004, respectively. Furthermore, the notification the Company received in June 2006, contained an order canceling the assessments received in May 2005, which were for the calendar years ended December 31, 2001 and 2002 in the amounts of 21.6 million Euro and 22.4 million Euro, respectively, and the assessment received in December 2004, which was for the calendar year ended December 31, 2000 in the amount of 26.0 million Euro. Management believes that the decisions are not subject to appeal. Since 1989, the Company's subsidiary has been operating in the Madeira Free Trade Zone, located in Portugal, under license from the Madeira Development Corporation.

On March 30, 2006, a purported securities class action complaint captioned Thomas S. Shin, et al. v. The Estée Lauder Companies Inc., et al., was filed against the Company and certain of its officers and directors (collectively the "Defendants") in the United States District Court for the Southern District of New York. The complaint alleged that the Defendants made statements during the period April 28, 2005 to October 25, 2005 in press releases, the Company's public filings and during conference calls with analysts that were materially false and misleading and that artificially inflated the price of the Company's stock. The complaint alleged claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint also asserted that during the class period, certain executive officers and the trust for the benefit of a director sold shares of the Company's Class A Common Stock at artificially inflated prices. Three additional purported securities class action complaints were subsequently filed in the United States District Court for the Southern District of New York containing similar allegations. On July 10, 2006, the Court consolidated these actions under the caption In re: Estée Lauder Companies Securities Litigation, appointed lead plaintiff, and approved the selection of lead counsel. A consolidated amended complaint is expected to be filed on or before September 8, 2006. The Defendants believe that the claims asserted in the original complaints, which are likely to form the basis of the consolidated amended complaint, are without merit and they intend to defend the consolidated action vigorously.

On April 10, 2006, a shareholder derivative action complaint captioned Miriam Loveman v. Leonard A. Lauder, et al., was filed against certain of the Company's officers and all of its directors as of that date (collectively the "Derivative Action Defendants") in the United States District Court for the Southern District of New York. The complaint alleges that the Derivative Action Defendants breached their fiduciary duties to the Company based on the same alleged course of conduct identified in the Shin complaint described above. On May 4, 2006, the derivative action was reassigned to the judge assigned to the now consolidated securities action. The Derivative Action Defendants similarly believe that this complaint is without merit and they intend to defend the action vigorously.

The Company previously disclosed that it had received and was cooperating with an informal request for information from the Staff of the Securities and Exchange Commission (the "Staff") regarding matters raised in the Shin complaint described above. In June 2006, the Company was advised by the Staff that it does not anticipate seeking further information regarding those matters. The Company does not anticipate any further developments in the inquiry.

NOTE 15 – NET UNREALIZED INVESTMENT GAINS

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), available-for-sale securities are recorded at market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of stockholders' equity until realized. The Company's investments subject to the provisions of SFAS No. 115 are treated as available-for-sale and, accordingly, the applicable investments have been adjusted to market value with a corresponding adjustment, net of tax, to net unrealized investment gains in accumulated other comprehensive income. Included in accumulated other comprehensive income was an unrealized investment gain (net of deferred taxes) of \$0.5 million and \$0.4 million at June 30, 2006 and 2005, respectively.

NOTE 16 – STATEMENT OF CASH FLOWS

As of June 30, 2006, the Company has separately disclosed the operating and investing portion of cash flows attributable to its discontinued operations, which in prior years were reported on a combined basis as a single amount. The Company has conformed its statements of cash flows for fiscal 2005 and 2004 to reflect the cash flows used for discontinued operations from a single line below the financing activities category into the appropriate operating activity and investing activity categories. \$1.1 million and \$2.5 million were reclassified for the fiscal years ended June 30, 2005 and 2004, respectively. Certain other prior period cash flows have been revised to conform to the current period presentation.

Supplemental cash flow information of significant non-cash investing and financing transactions for fiscal 2006, 2005 and 2004 is as follows:

(In millions)	**2006**	2005	2004
Incremental tax benefit from the exercise of stock options	**\$ 6.4**	\$19.7	\$ 19.3
Change in liability associated with acquisition of business	**\$(36.1)**	\$38.2	\$ –
Capital lease obligations incurred	**\$ 1.5**	\$10.9	\$ –
Accrued dividend equivalents	**\$ 0.1**	\$ –	\$ –
Interest rate swap derivative mark to market	**\$(16.5)**	\$ 9.6	\$(20.6)

NOTE 17 – SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis.

While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the FASB's definition of operating segments and, accordingly, additional financial data are provided below. The "other" segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care.

The Company evaluates segment performance based upon operating income, which represents earnings before income taxes, minority interest, net interest expense and discontinued operations. The accounting policies for each of the reportable segments are the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales.

The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

YEAR ENDED OR AT JUNE 30	2006	2005	2004
(In millions)			
PRODUCT CATEGORY DATA			
Net Sales:			
Skin Care	**$2,400.8**	$2,352.1	$2,140.1
Makeup	**2,504.2**	2,366.8	2,099.4
Fragrance	**1,213.3**	1,260.6	1,221.1
Hair Care	**318.7**	273.9	249.4
Other	**26.8**	26.6	31.5
	$6,463.8	$6,280.0	$5,741.5
Depreciation and Amortization:			
Skin Care	**$ 71.1**	$ 70.6	$ 68.2
Makeup	**81.3**	78.1	75.1
Fragrance	**35.4**	38.5	39.3
Hair Care	**9.8**	7.8	6.3
Other	**0.8**	0.8	1.0
	$ 198.4	$ 195.8	$ 189.9
Operating Income:			
Skin Care	**$ 346.4**	$ 365.8	$ 336.3
Makeup	**329.4**	301.1	262.6
Fragrance	**7.7**	35.8	24.8
Hair Care	**26.5**	22.8	23.6
Other	**1.7**	1.3	1.6
Special charges related to cost savings initiative	**(92.1)**	—	—
	619.6	726.8	648.9
Reconciliation:			
Interest expense, net	**(23.8)**	(13.9)	(27.1)
Earnings before income taxes, minority interest and discontinued operations	**$ 595.8**	$ 712.9	$ 621.8
GEOGRAPHIC DATA			
Net Sales:			
The Americas	**$3,446.4**	$3,351.1	$3,120.8
Europe, the Middle East & Africa	**2,147.7**	2,109.1	1,863.4
Asia/Pacific	**869.7**	819.8	757.3
	$6,463.8	$6,280.0	$5,741.5
Operating Income:			
The Americas	**$ 344.1**	$ 366.2	$ 323.2
Europe, the Middle East & Africa	**297.5**	305.3	276.9
Asia/Pacific	**70.1**	55.3	48.8
Special charges related to cost savings initiative	**(92.1)**	—	—
	$ 619.6	$ 726.8	$ 648.9
Total Assets:			
The Americas	**$2,305.9**	$2,149.8	$2,319.3
Europe, the Middle East & Africa	**1,175.0**	1,432.6	1,107.1
Asia/Pacific	**303.2**	303.4	281.7
	$3,784.1	$3,885.8	$3,708.1
Long-Lived Assets (property, plant and equipment, net):			
The Americas	**$ 500.5**	$ 463.1	$ 443.9
Europe, the Middle East & Africa	**213.2**	192.9	170.7
Asia/Pacific	**44.3**	38.2	32.4
	$ 758.0	$ 694.2	$ 647.0

NOTE 18 – UNAUDITED QUARTERLY FINANCIAL DATA

The following summarizes the unaudited quarterly operating results of the Company for the years ended June 30, 2006 and 2005:

	Quarter Ended				
	September 30	December 31	March 31	June 30	Total Year
(In millions, except per share data)					
Fiscal 2006[(a)(c)]					
Net sales	**$1,497.1**	**$1,783.9**	**$1,578.2**	**$1,604.6**	**$6,463.8**
Gross profit	**1,077.6**	**1,325.4**	**1,166.7**	**1,207.5**	**4,777.2**
Operating income	**105.1**	**250.7**	**116.3**	**147.5**	**619.6**
Net earnings from continuing operations	**61.8**	**150.4**	**63.2**	**49.1**	**324.5**
Net earnings	**58.5**	**81.7**	**59.5**	**44.5**	**244.2**
Net earnings per common share from continuing operations:					
Basic	**.28**	**.70**	**.30**	**.23**	**1.51**
Diluted	**.28**	**.70**	**.28**	**.21**	**1.49**
Net earnings per common share:					
Basic	**.26**	**.38**	**.29**	**.23**	**1.14**
Diluted	**.26**	**.38**	**.28**	**.21**	**1.12**
Fiscal 2005[(b)(c)]					
Net sales	$1,490.3	$1,736.3	$1,525.3	$1,528.1	$6,280.0
Gross profit	1,082.6	1,292.4	1,141.6	1,160.6	4,677.2
Operating income	156.3	232.7	178.8	159.0	726.8
Net earnings from continuing operations	95.7	139.7	107.6	66.9	409.9
Net earnings	95.0	138.3	106.2	66.6	406.1
Net earnings per common share from continuing operations:					
Basic	.42	.62	.48	.30	1.82
Diluted	.41	.61	.47	.30	1.80
Net earnings per common share:					
Basic	.42	.61	.47	.30	1.80
Diluted	.41	.60	.46	.30	1.78

(a) Fiscal 2006 results included $93.0 million, after-tax, or $.43 per diluted share in special charges related to the Company's cost savings initiative and tax-related matters. Included in the charges was an operating expense charge of $92.1 million, equal to $.27 per diluted common share related to the cost savings initiative. The results also included a special tax charge related to a settlement with the IRS regarding an examination of the Company's consolidated Federal income tax returns for fiscal years 1998 through 2001, and represents the aggregate earnings impact of the settlement through fiscal 2006. The settlement resulted in an increase to the Company's fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $46 million, or approximately $.21 per diluted common share. During the fourth quarter of fiscal 2006, the Company completed the repatriation of foreign earnings through intercompany dividends under the provisions of the AJCA. In connection with the repatriation, the Company finalized computations of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million, or approximately $.05 per diluted common share, to the Company's initial tax charge of $35 million recorded in fiscal 2005. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to the Company's fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $35 million, or approximately $.16 per diluted common share.

(b) In the fourth quarter of fiscal 2005, the Company announced plans to repatriate approximately $690 million of foreign earnings in fiscal year 2006, which included $500 million of extraordinary intercompany dividends under the provisions of the AJCA. This action resulted in an aggregate tax charge of approximately $35 million in the Company's fiscal year ended June 30, 2005, which included an incremental tax charge of approximately $28 million, equal to $.12 per diluted share.

(c) In April 2006, the Company completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. As a result, all consolidated statements of earnings information in the consolidated financial statements and footnotes for all periods presented has been restated for comparative purposes to reflect those reporting units as discontinued operations.

NOTE 19 – SUBSEQUENT EVENT

Subsequent to June 30, 2006, the Company has given notice of exercise to purchase the equity interest in Bumble and Bumble Products, LLC and Bumble and Bumble, LLC that are not currently owned by the Company.

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2006, the Company's internal control over financial reporting was effective.

KPMG LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements has issued its attestation report on management's assessment of internal control over financial reporting. That attestation report follows this report.

William P. Lauder
President and Chief Executive Officer

Richard W. Kunes
Executive Vice President and Chief Financial Officer

August 25, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The Estée Lauder Companies Inc. maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Estée Lauder Companies Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Estée Lauder Companies Inc. maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The Estée Lauder Companies Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2006, and our report dated August 25, 2006 expressed an unqualified opinion on those consolidated financial statements. Our report also refers to the adoption of Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment," effective July 1, 2005.

KPMG LLP

New York, New York
August 25, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment," effective July 1, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Estée Lauder Companies Inc.'s internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 25, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

New York, New York
August 25, 2006

Company Headquarters
The Estée Lauder Companies Inc.
767 Fifth Avenue, New York, New York 10153
212-572-4200

Stockholder Information
Stockholders may access Company information, including a summary of the latest financial results, 24 hours a day by dialing our toll-free information line, 800-308-2334. News releases issued in the last 12 months are available online at www.elcompanies.com.

Investor Inquiries
We welcome inquiries from investors, securities analysts and other members of the professional financial community. Please contact the Investor Relations Department in writing at the Company's headquarters or by telephone at 212-572-4384.

Form 10-K Annual Report
If you would like a copy of the Company's Annual Report on Form 10-K, please call the toll-free information line, 800-308-2334, or write to the Investor Relations Department at the Company's headquarters. Our 10-K will also be available on our website at www.elcompanies.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Common Stock Information
The Class A Common Stock of The Estée Lauder Companies Inc. is listed on the New York Stock Exchange with the symbol EL.

Quarterly Per Share Market Prices

Fiscal 2006	Market Price of Common Stock		
Quarter Ended	High	Low	Close
September 30	$42.01	$33.65	$34.83
December 31	35.66	29.98	33.48
March 31	39.24	32.79	37.19
June 30	41.71	34.81	38.67

Dividends
Dividends on the common stock are expected to be paid annually following the declaration by the Board of Directors. The last annual dividend was $.40 per share and was paid in December 2005.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Tuesday, October 31, 2006, at 10:00 a.m. at:
The Essex House
160 Central Park South
New York, New York 10019

Attendance at the Annual Meeting will require an admission ticket.

Stockholder Services
Mellon Investor Services is the Company's transfer agent and registrar. Please contact Mellon directly with all inquiries and requests to:

- Change the name, address or ownership of stock;
- Replace lost certificates or dividend checks;
- Obtain information about dividend reinvestment, direct stock purchase or direct deposit of dividends.

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
888-860-6295
www.melloninvestor.com

Trademarks
The Estée Lauder Companies Inc. and its subsidiaries own numerous trademarks. Those appearing in the text of this report include: 3-Step Skin Care System, A Perfect World, Advanced Night Repair, All Bright, All Calm, American Beauty, Anti-Age Advanced Protection Lotion, Aramis, Aramis Always, Aramis Life, Aveda, Azurée, Bb Big Shine, Bb Creme de Coco, Beautiful, Beyond Long, Big Flirt, Bobbi Brown, Bobbi Brown *beach,* Bobbi Brown Extra, Bumble and bumble, Bundle of Joy, Calyx, Caribbean Therapy, Clinique, Clinique Happy, Color Conserve, Colorprint, Colour Surge, Crème de La Mer, Custom Blend, Damage Remedy, Darphin, Denblan, Double Wear, Dramatically Different, Dreamy Eyes, Estée Lauder, Estée Lauder *pleasures,* Firm Return, Flawless Skin, Flirt!, Flower Fusion, Fluidline, Full Spectrum, Future Perfect, Futurist, Ginger Soufflé, Good Skin, Grassroots, Happily Ever After, High Impact, HydroFORM, I'm Whipped, In Perfect Condition, Individualist, Instant Moisture, Jo Malone, La Mer, Lab Series, Lash Envy, Lash XL, Lipglass, Liquid Alarm Clock, Lustreglass, Luxury for Lips, M·A·C, ★magic By Prescriptives, Maximum Comfort, MicroCrystal Skin Refinisher, Modern Friction, Moisture Surge, Mosscara, Next of Skin, Nite-trition, Nourish and Flourish, Origins, Origins Natural Resources, Peace of Mind, Perfectionist, Perfectly Real, Pomegranate Noir, Predermine, Prescriptives, Pure Abundance, Pure Color, Pure White Linen, Re-Creation, Re-Nutriv, Repairwear, Resilience Lift, Reverse, Rodan + Fields, Root Power, Shampure, Shimmer Brick, Skin Supplies for Men, Squeeze Me, Stimulskin, Studio Moisture Fix, Sumo Tech, Super City Block, Super Line Preventor+, Super Plush, Superdefense, Surf Spray, Time to Shine, Turnaround, Turquatic, Unblemish, Unforgivable, Virtual Skin, Viva Glam, Wonderful, Youth Dew, Youth Dew Amber Nude.

Daisy Fuentes and Dianoche are licensed trademarks from DAFU Licensing Inc. Donna Karan, Black Cashmere Donna Karan, Donna Karan Cashmere Mist, DKNY The Fragrance for Women, DKNY The Fragrance for Men, DKNY Be Delicious Women, and DKNY Be Delicious Men are all licensed trademarks from Donna Karan Studio. Dr. Andrew Weil is a licensed trademark from Dr. Andrew Weil and Weil Lifestyle LLC. Donald Trump The Fragrance is a licensed trademark from Donald J. Trump. Kiton is a licensed trademark from Chemilt AG. Michael Kors, Island Michael Kors, Island Michael Kors Fiji and Michael Kors for Men are licensed trademarks from Michael Kors L.L.C. Missoni is licensed from Missoni S.p.A. Sean Combs is a licensed trademark of Christian Casey LLC. Tom Ford is a licensed trademark from 001 Corporation. Tommy Hilfiger, "tommy", "tommy girl", "tommy" and "tommy girl" summer colognes, True Star, and True Star Men are licensed trademarks from Tommy Hilfiger Licensing LLC .

BRINGING THE BEST TO EVERYONE WE TOUCH

The Estée Lauder Companies Inc. Annual Report is printed on recycled paper that contains a minimum of 10% post-consumer (PCW) fiber. This recycled paper is made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified by SmartWood, a program of the Rainforest Alliance, to the Forest Stewardship Council (FSC) standards.

Sandy Alexander Inc., an ISO 14001:2004 certified printer with Forest Stewardship Council (FSC) Chain of Custody Certification, printed this report with the use of Green-e certified renewable wind energy resulting in nearly zero volatile organic compound (VOC) emissions.

The paper used for The Estée Lauder Companies Inc. Annual Report cover and editorial section is Green Power Utopia U1X manufactured with renewable energy in the form of wind, hydro, and biogas.

Finch Casablanca, the paper used for the financial section, is also 10% recycled and generates renewable biomass.

SAVINGS DERIVED FROM USING WIND-GENERATED ELECTRICITY FOR THE PRINTING OF THE ESTĒE LAUDER COMPANIES INC. ANNUAL REPORT:
25,202 lbs. air emissions (CO2, SO2 and NOx) not generated.

THIS AMOUNT OF WIND-GENERATED ELECTRICITY IS EQUIVALENT TO:
21,668 miles not driven in an automobile OR 1,698 trees being planted.

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-1576
www.fsc.org
© 1996 Forest Stewardship Council

Sandy Alexander
100% wind energy

Printed With Green-e Certified Renewable Energy
www.green-e.org

THE ESTĒE LAUDER COMPANIES INC.
767 FIFTH AVENUE NEW YORK, NEW YORK 10153